As filed with the Securities and Exchange Commission on May 7, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

(Exact name of Registrant as specified in its charter)

AU OPTRONICS CORP.

(Translation of Registrant’s name into English)

Republic of China	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1 Li-Hsin Road 2

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address and telephone number of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

(302) 738-6680

(Name, address, and telephone number of agent for service)

With copies to:

Show-Mao Chen, Esq. Eugene C. Gregor, Esq. Davis Polk & Wardwell 18th Floor, The Hong Kong Club Building 3A Chater Road Hong Kong 852-2533-3300	Chris K.H. Lin, Esq. Simpson Thacher & Bartlett LLP 7th Floor, Asia Pacific Finance Tower 3 Garden Road Hong Kong 852-2514-7600

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price per Common Share(2)		Proposed Maximum Aggregate Offering Price(2)		Amount of Registration Fee

Common Shares, par value NT$10 per share (3)	330,000,000	US$	21.48	US$	708,840,000	US$	89,810.03

(1)	Includes 30,000,000 common shares represented by 3,000,000 American depositary shares that the underwriters have the option to purchase to cover overallotments, if any. The common shares are not being registered for the purpose of sales outside the United States.
(2)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(c) under the Securities Act of 1933 and calculated on the basis of the average of the high and the low prices of the common shares represented by the American depositary shares on the New York Stock Exchange on April 30, 2004.
(3)	American depositary shares evidenced by American depositary receipts issuable upon deposit of the common shares registered hereby have been registered pursuant to a separate registration statement on Form F-6 filed with the Commission on May 8, 2002 (File No. 333-88080). Each American depositary share represents the right to receive ten common shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated May 7, 2004

AU Optronics Corp.

(Incorporated as a company limited by shares in the Republic of China)

30,000,000 American Depositary Shares

Representing

300,000,000 Common Shares

We are selling 300,000,000 common shares, par value NT$10 per share, in the form of American Depositary Shares. Each ADS represents the right to receive ten common shares. The ADSs offered in this offering will initially be issued as temporary ADSs representing a certificate of payment. These temporary ADSs are not fungible with our existing ADSs. For a period of approximately seven business days following the closing date, holders of ADSs offered in this offering will not be able to withdraw the underlying common shares from our ADS facility. Upon the end of the seven-business day period, the temporary ADSs will automatically convert into normal ADSs without any further action by the holders.

Our ADSs are listed on the New York Stock Exchange under the symbol “AUO”. The last reported sale price of our ADSs on the New York Stock Exchange on May 5, 2004 was US$22.50 per ADS. Our outstanding common shares are listed on the Taiwan Stock Exchange under the number “2409”. The closing price of our common shares on the Taiwan Stock Exchange on May 5, 2004 was NT$64.0 per share, which is equivalent to approximately US$1.93 per share, assuming an exchange rate of NT$33.16 = US$1.00.

See “ Risk Factors” beginning on page 11 to read about factors you should consider before buying the ADSs.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial price to public	US$	US$
Underwriting discount	US$	US$
Proceeds, before expenses, to AU Optronics	US$	US$

We have granted the underwriters an option to purchase up to 2,500,000 additional ADSs at the initial price to public less the underwriting discount, solely to cover overallotments, if any.

The underwriters expect to deliver the ADSs through the book-entry transfer facilities of The Depository Trust Company against payment in U.S. dollars in New York, New York on                         , 2004.

Goldman Sachs International

Prospectus dated                     , 2004.

These securities may not be offered or sold, directly or indirectly, in the Republic of China, or the ROC.

In connection with the offering, Goldman Sachs International or any person acting for it may overallot or effect transactions with a view to supporting the market price of the American depositary shares, or ADSs, and, subject to applicable laws of the ROC, the common shares at a level higher than that which might otherwise prevail for a limited period of time after the issue date. However, there is no obligation on Goldman Sachs International or its agent to do this. Such stabilization, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. See “Underwriting”.

This prospectus contains translations of New Taiwan dollar, or NT dollar, amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to U.S. dollars and from U.S. dollars to NT dollars herein were made at a rate of NT$33.99 to US$1.00, the noon buying rate in The City of New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003. No representation is made that the NT dollar or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all. On May 5, 2004, the noon buying rate was NT$33.16 to US$1.00.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by reference to the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read carefully the entire prospectus, as well as our annual report on Form 20-F for the year ended December 31, 2003, or the 2003 20-F, which is incorporated by reference in this prospectus, especially the discussion of the risks of investing in our ADSs described under “Risk Factors” beginning on page 11 of this prospectus before deciding whether to buy our ADSs.

Business

We design, develop, manufacture, assemble and market flat panel displays and substantially all of our products are thin film transistor liquid crystal display, or TFT-LCD, panels. TFT-LCD is currently the most widely used flat panel display technology. Our panels are used in computer products, such as notebook computers and desktop monitors, consumer electronics products, such as digital cameras, digital camcorders, car television, car navigation systems and portable DVD players, as well as for LCD television.

We sell our panels primarily to companies that design and assemble products based on their customers’ specifications, commonly known as original equipment manufacturing service providers. These original equipment manufacturing service providers, most of whose production operations are located in Taiwan and the PRC, use our display panels in the products that they manufacture on a contract basis for brand companies worldwide. Our operations in Taiwan and the PRC allow us to better coordinate our production and services with our customers’ requirements, especially in the areas of delivery time and design support. Some of our major original equipment manufacturing service provider customers include BenQ, Compal and Lite-On Technology. BenQ is a shareholder of our company, and held 14.38% of our outstanding shares as of May 1, 2004. We also sell our products to some brand companies on a direct shipment basis.

We currently manufacture TFT-LCD at production facilities commonly known as “fabs.” We were one of the first TFT-LCD manufacturers in Taiwan to commence commercial production at a fifth-generation fab and we now operate two fifth-generation fabs. New generations of TFT-LCD fabs are equipped to process increasingly larger sheets of glass, or substrates. For example, our fifth-generation fabs are capable of processing substrates with dimensions of up to 1,100 x 1,250 millimeters and 1,100 x 1,300 millimeters, respectively, compared to our fourth-generation fab that is capable of processing substrates with dimensions of up to 680 x 880 millimeters. We are in the process of establishing a sixth-generation fab that is designed to process substrates with dimensions of up to 1,500 x 1,850 millimeters.

We commenced mass production of small- to medium-size panels in 1994 and large-size panels in 1999. We have significantly expanded our capacity since 1999. With production facilities utilizing 3.5-, fourth- and fifth-generation technologies, we have the flexibility to produce a large number of panels of various sizes. We operate two fifth-generation fabs that commenced commercial production in March 2003 and February 2004, respectively. Our existing operations are located at three principal manufacturing sites in Taiwan and one module-assembly site in Suzhou, PRC.

We were incorporated as Acer Display Technology, Inc., or Acer Display, under the laws of the ROC as a company limited by shares in 1996. The shares of Acer Display were listed on the Taiwan Stock Exchange on September 8, 2000. On September 1, 2001, we completed a merger with Unipac Optoelectronics Corporation, or Unipac, pursuant to a merger agreement dated April 9, 2001, as amended by a supplemental agreement dated May 15, 2001. We changed our name to AU Optronics Corp. on May 22, 2001. Prior to the merger, Acer Display was primarily involved in the design, development, production and marketing of large-size TFT-LCD panels and Unipac was primarily involved in the design, production and marketing of both small-size and large-size TFT-LCD panels.

Corporate and Other Information

Our ADSs have been listed on the New York Stock Exchange, or the NYSE, since May 29, 2002. Our principal executive offices are located at 1 Li-Hsin Road 2, Hsinchu Science Park, Hsinchu, Taiwan, ROC, and our telephone number is 886-3-563-2939. Our website is www.auo.com. Information contained on our website does not constitute part of this prospectus. Citibank, N.A. is the depositary for our ADSs. The depositary’s office is located at 111 Wall Street, 20th Floor, New York, New York 10043, U.S.A., and its telephone number is 1-877-248-4237.

The Offering

Unless otherwise indicated, information in this prospectus assumes that the underwriters will not exercise the overallotment option to purchase up to 2,500,000 additional ADSs, solely to cover overallotments, if any. See “Underwriting” in this prospectus.

ADSs offered	30,000,000 ADSs

Overallotment option	We have granted the underwriters an option, exercisable prior to the closing date, to purchase up to an additional 2,500,000 ADSs, solely to cover overallotments, if any.

Offering price	US$ per ADS

ADSs

Each ADS represents the right to receive ten common shares, par value NT$10.00 per share, which will rank pari passu with the common shares currently outstanding except as noted below. The ADSs are evidenced by American depositary receipts, or ADRs, issued by the depositary. To understand the terms of the related ADRs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares”. We also encourage you to read the deposit agreement, which was filed as an exhibit to our 2003 20-F.

ADSs outstanding as of , 2004	ADSs

Common shares outstanding before this offering	common shares

Common shares outstanding after this offering	common shares

Temporary limitation on withdrawal of common shares from the ADS facility

For a period of approximately seven business days following the closing date, holders of ADSs offered in this offering will not be able to withdraw the underlying common shares from our ADS facility. Until the expiration of this seven-business day period, we expect the ADSs offered in this offering to trade on the New York Stock Exchange under the temporary symbol “AUO Pr”. See “Description of American Depositary Shares—Temporary ADSs” in this prospectus.

Withdrawal of Shares

On or after the seventh business day after the closing date, a holder of ADSs offered by this prospectus may withdraw and either (i) hold the common shares represented by the ADSs or (ii) request Citibank, N.A., as depositary, acting pursuant to the deposit agreement, to sell or cause to be sold on behalf of such holder of common shares represented by such ADSs. Delivery of the withdrawn common shares will only be made by the custodian through the book-entry system maintained by the Taiwan Securities Central Depository Co., Ltd., or TSCD. Requests for exchange of shares in book-entry form for shares in physical form may be made only through a broker or custodian participant in the TSCD, and in accordance with and subject to its requirements and procedures.

For more information on restrictions relating to ownership of our ADSs, please see “Description of American Depositary Shares” in this prospectus.

Trading market for our common shares	The only trading market for our common shares is the Taiwan Stock Exchange. Our common shares have been listed on the Taiwan Stock Exchange since September 8, 2000 under the number “2409”.

New York Stock Exchange symbol for the existing ADSs	“AUO”

CUSIP number for the existing ADSs	002255 10 7

Temporary New York Stock Exchange symbol for ADSs offered in this offering

For approximately seven business days after their initial delivery to investors, as described above, the ADSs offered by this prospectus are expected to trade on the New York Stock Exchange under the temporary symbol “AUO Pr”. A temporary symbol is necessary to distinguish the ADSs offered by this prospectus and the existing ADSs during the seven-business day period noted above.

CUSIP number for temporary ADSs

Settlement and delivery

The underwriters expect to deliver the ADSs in New York, New York against payment on        , 2004. The ADRs evidencing the ADSs will be deposited with a custodian for, and registered in the name of a nominee of the Depository Trust Company, or DTC, in New York, New York. In general, beneficial interests in the ADSs will be shown on, and transfers of these beneficial interests will be effected only through, records maintained by DTC and its direct and indirect participants.

Depositary	Citibank, N.A.

Summary Consolidated Financial Information

The summary statement of operations data for the years ended December 31, 2001, 2002 and 2003 and the summary balance sheet data as of December 31, 2002 and 2003 set forth below have been derived from our audited consolidated financial statements included in our 2003 20-F. The summary statement of operations data for the year ended December 31, 1999 and the summary balance sheet data as of December 31, 1999, have been derived from our unaudited consolidated financial statements that have not been included or incorporated by reference in this prospectus. The summary balance sheet data as of December 31, 2000 and 2001 have also been derived from our audited financial statements that have not been included or incorporated by reference in this prospectus. Our consolidated balance sheets as of December 31, 2002 and 2003, and related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003 have been audited by KPMG Certified Public Accountants, or KPMG, independent accountants, whose report thereon is included in our 2003 20-F. The summary financial and operating data set forth below should be read in conjunction with “Item 5—Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included in our 2003 20-F.

Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the ROC, or ROC GAAP. On September 1, 2001, we completed a merger with Unipac, an affiliate of United Microelectronics Corporation, or UMC. Under ROC GAAP, the merger of Unipac has been accounted for under the pooling-of-interests method of accounting, whereby the historical financial statements of the previously separate companies for periods prior to the merger have been restated on a combined basis. As a result, unless otherwise indicated, our operational and financial data, under ROC GAAP, presented herein for periods or dates prior to September 1, 2001 represent the combined operational and financial data of our company and Unipac. In contrast, under generally accepted accounting principles in the United States, or U.S. GAAP, the merger of Unipac has been accounted for as the acquisition of Unipac by our company under the purchase method of accounting, whereby our cost of acquiring Unipac was measured by the market value of the common shares we issued to Unipac shareholders in connection with the merger plus related acquisition costs. Such acquisition cost has been allocated to the assets of Unipac we acquired and the liabilities of Unipac we assumed, based on their fair value as of September 1, 2001. Our financial data, under U.S. GAAP, presented herein for periods or as of dates prior to September 1, 2001, do not include the financial data of Unipac.

For information relating to the nature and effect of significant differences between ROC GAAP and U.S. GAAP as they relate to us as of December 31, 2002 and 2003 and for each of the years in the three-year period ended December 31, 2001, 2002 and 2003, see note 24 to our consolidated financial statements included in our 2003 20-F.

The table below sets forth certain financial data under ROC GAAP for the periods and as of the dates indicated. As more fully discussed above in the second paragraph of this section, such data have been prepared under the pooling-of-interests method of accounting under ROC GAAP, whereby the financial data of both our company and Unipac for the periods and as of the dates prior to September 1, 2001, the date of the completion of our merger with Unipac, have been restated on a combined basis. The combined operational and financial data presented herein do not purport to be indicative of what our actual operational and financial results would have been if our merger with Unipac had actually taken place on January 1, 1999, 2000 or 2001, respectively, for the purpose of presenting our statement of operations, statement of changes in stockholders’ equity and statement of cash flows data for the years ended December 31, 1999, 2000 and 2001, respectively.

	Year Ended and As of December 31,
	1999	2000	2001	2002	2003
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per common share and per ADS data)
Statement of Operations Data:
ROC GAAP
Net sales	5,816.5	25,583.2	37,588.6	75,689.2	104,860.6	3,085.0
Cost of goods sold	4,775.1	20,737.5	40,373.6	63,606.2	81,398.8	2,394.8

Gross profit (loss)	1,041.4	4,845.7	(2,785.0)	12,083.0	23,461.8	690.2
Operating expenses	1,957.9	3,724.2	3,505.7	4,369.1	7,217.0	212.3

Operating income (loss)	(916.5)	1,121.5	(6,290.7)	7,713.9	16,244.8	477.9
Non-operating income	571.8	1,640.2	704.0	541.8	530.8	15.6
Non-operating expenses and losses	305.2	825.3	1,157.8	2,232.9	1,202.4	35.3

Income (loss) before income tax	(649.9)	1,936.4	(6,744.5)	6,022.8	15,573.2	458.2
Income tax benefit (expense)	1,267.8	926.3	34.3	(0.1)	86.7	2.5

Net income (loss)	617.9	2,862.7	(6,710.2)	6,022.7	15,659.9	460.7

Weighted average shares outstanding—Basic	2,046.0	2,736.8	3,044.5	3,861.1	4,289.4
Weighted average shares outstanding—Diluted	2,046.0	2,736.8	3,044.5	4,131.6	4,340.3
Earnings (loss) per share—Basic	0.30	1.05	(2.21)	1.56	3.65	0.11
Earnings (loss) per share—Diluted	0.30	1.05	(2.21)	1.49	3.61	0.11
Earnings (loss) per ADS equivalent—Basic	3.02	10.46	(22.06)	15.60	36.51	1.07
Earnings (loss) per ADS equivalent—Diluted	3.02	10.46	(22.06)	14.89	36.14	1.06

Balance Sheet Data:
ROC GAAP
Current assets	18,736.6	19,221.0	30,515.7	49,830.0	50,682.3	1,491.1
Long-term investments—equity method	631.0	50.9	48.6	37.7	701.5	20.6
Long-term investments—cost method	—	—	—	46.6	185.3	5.5
Property, plant and equipment	29,498.1	60,695.4	65,669.6	71,045.3	100,552.5	2,958.3
Intangible assets	3,537.1	3,618.4	3,069.6	2,984.5	2,237.9	65.8
Other assets	3,629.0	3,821.2	4,096.9	5,227.3	3,711.3	109.2
Total assets	56,031.8	87,406.9	103,400.4	129,171.4	158,070.8	4,650.5
Current liabilities	6,008.7	14,707.5	19,495.4	25,204.3	39,789.6	1,170.7
Long-term borrowings	10,094.8	29,818.4	39,877.8	26,027.6	25,306.4	744.5
Other liabilities	27.0	115.8	79.9	111.4	320.3	9.4
Total liabilities	16,130.5	44,641.7	59,453.1	51,343.4	65,416.3	1,924.6
Capital stock	23,849.5	23,849.5	29,705.8	40,243.0	43,522.4	1,280.4
Total stockholders’ equity	39,901.3	42,765.2	43,947.3	77,828.0	92,654.5	2,725.9

Other Financial Data:
ROC GAAP
Gross margin(2)	17.9%	18.9%	(7.4)%	16.0%	22.4%
Operating margin(3)	(15.8)%	4.4%	(16.7)%	10.2%	15.5%
Net margin(4)	10.6%	11.2%	(17.9)%	8.0%	14.9%
Capital expenditures	22,008.2	36,901.6	13,987.3	18,035.3	39,300.6	1,156.2
Depreciation and amortization	1,555.2	5,741.3	8,880.3	12,989.9	16,294.6	479.4
Cash dividend paid	—	—	—	—	2,006.9	59.0
Cash flows from operating activities	(205.0)	2,796.5	1,215.8	20,821.7	37,041.5	1,089.8
Cash flows from investing activities	(27,225.1)	(36,652.1)	(15,299.5)	(18,125.0)	(40,339.4)	(1,186.8)
Cash flows from financing activities	32,329.2	27,471.8	16,779.5	16,754.3	(4,672.6)	(137.5)

	Year Ended and As of December 31,
	2000	2001	2002	2003
	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per common share and per ADS data)
Statement of Operations Data:
U.S. GAAP
Net sales	14,839.8	28,513.4	75,689.2	104,860.6	3,085.0
Cost of goods sold	12,562.8	31,491.1	66,197.1	84,940.9	2,499.0

Gross profit (loss)	2,277.0	(2,977.7)	9,492.1	19,919.7	586.0
Operating expenses	1,507.9	1,670.5	3,678.7	6,581.8	193.6

Operating income (loss)	769.1	(4,648.2)	5,813.4	13,337.9	392.4
Non-operating income	289.9	408.1	705.4	404.0	11.9
Non-operating expenses and losses(1)	405.0	1,100.5	1,367.9	1,256.6	37.0

Income (loss) before income tax	654.0	(5,340.6)	5,150.9	12,485.3	367.3
Income tax benefit (expense)	—	(0.3)	(212.0)	3,230.1	95.1

Net income (loss)	654.0	(5,340.9)	4,938.9	15,715.4	462.4

Weighted average shares outstanding—Basic	1,154.0	1,881.3	3,821.8	4,267.7
Weighted average shares outstanding—Diluted	1,154.0	1,881.3	4,089.5	4,318.7
Earnings (loss) per share—Basic	0.57	(2.84)	1.29	3.68	0.11
Earnings (loss) per share—Diluted	0.57	(2.84)	1.25	3.65	0.11
Earnings (loss) per ADS equivalent—Basic	5.67	(28.39)	12.92	36.82	1.08
Earnings (loss) per ADS equivalent—Diluted	5.67	(28.39)	12.53	36.47	1.07

Balance Sheet Data:
U.S. GAAP
Current assets	7,992.2	30,955.9	48,967.9	51,111.2	1,503.7
Investments in equity-method investees	—	117.2	26.8	533.2	15.6
Investments in cost-method investees	—	—	46.6	185.3	5.5
Property, plant and equipment	31,681.9	65,592.0	72,195.3	100,283.5	2,950.4
Goodwill	—	11,599.7	11,599.7	10,946.7	322.1
Other intangible assets—net	2,444.6	10,416.1	9,281.4	7,485.4	220.2
Other assets	948.5	1,333.3	1,413.7	3,360.4	98.9
Total assets	43,067.2	120,014.2	143,531.4	173,905.7	5,116.4
Current liabilities	5,502.1	19,676.4	25,789.5	41,275.4	1,214.3
Long-term borrowings	16,627.6	39,054.8	25,959.1	25,306.4	744.5
Other liabilities	65.8	1,144.7	1,190.6	345.0	10.2
Total liabilities	22,195.5	59,875.9	52,939.2	66,926.8	1,969.0
Total stockholders’ equity	20,871.7	60,138.3	90,592.2	106,978.9	3,147.4

Other Financial Data:
U.S. GAAP
Gross margin(2)	15.3%	(10.4)%	12.5%	19.0%
Operating margin(3)	5.2%	(16.3)%	7.7%	12.7%
Net margin(4)	4.4%	(18.7)%	6.5%	15.0%
Capital expenditures	18,140.2	8,311.5	18,035.3	39,300.6	1,156.2
Depreciation and amortization	3,285.3	6,649.6	14,614.0	17,369.8	511.0
Cash flows from operating activities	2,342.2	503.1	21,227.5	36,987.3	1,088.2
Cash flows from investing activities	(19,602.9)	(8,067.7)	(18,549.9)	(40,339.4)	(1,186.8)
Cash flows from financing activities	15,234.2	12,986.3	16,773.4	(4,618.4)	(135.9)

(1)	Includes the cumulative effect of an accounting change of NT$0.6 million, net of tax in 2001.
(2)	Gross margin is calculated by dividing gross profit by net sales.
(3)	Operating margin is calculated by dividing operating income (loss) by net sales.
(4)	Net margin is calculated by dividing net income (loss) by net sales.

RECENT DEVELOPMENTS

In accordance with the requirements of the Taiwan Stock Exchange, we file with the Taiwan Stock Exchange unconsolidated financial statements as of and for the year-to-date period ending on each of March 31 and September 30. These unconsolidated financial statements are prepared in accordance with ROC GAAP, which differ in some material respects from U.S. GAAP. For a discussion of the material differences between ROC GAAP and U.S. GAAP as of December 31, 2002 and 2003, and for each of the years in the three-year period ended December 31, 2003, see note 24 to our audited consolidated financial statements included in our 2003 20-F. In addition, by their nature, unconsolidated financial statements are not comparable in certain material respects with consolidated financial statements and should not be compared to the consolidated financial statements for prior periods.

The unaudited unconsolidated financial statements, including the information summarized below, do not consolidate the financial position and operations of any of our subsidiaries. Instead, the unconsolidated financial statements account for our investments in our subsidiaries by using equity method accounting, which differs materially from consolidation. Other differences resulting from nonconsolidation include:

•	intercompany sales between AU Optronics Corp. and its subsidiaries are not eliminated, although profits and losses on such sales are eliminated until realized; and

•	individual assets, liabilities, revenue and expenses of unconsolidated subsidiaries are not included in the unconsolidated financial statements.

However, because we account for subsidiaries in our unconsolidated financial statements based on the equity method, our unconsolidated

•	net assets; and

•	net income

will generally be the same as in our consolidated financial statements. Other amounts in other line items may be materially different in our unconsolidated financial statements from our consolidated financial statements. For a discussion of the accounting policies used in consolidation, see note 2(a) to our audited consolidated financial statements included in our 2003 20-F.

Summary Interim Unaudited Unconsolidated Financial Information

	As of and For the Three Months Ended March 31,
	2003	2004
	NT$	NT$
	(in millions, except share earnings per share or ADS data)
	(unaudited)
Statement of Operations Data:
ROC GAAP
Net sales	17,115	38,536
Cost of goods sold	15,491	24,850
Gross profit	1,624	13,686
Selling	151	527
General and administrative	478	597
Research and development	598	990
Total operating expenses	1,227	2,114
Total operating income	397	11,572
Net non-operating income (expenses)	(218)	67
Income before income tax	179	11,639
Income tax benefit	—	30
Net income	179	11,669
Basic earnings per share	0.04	2.69
Basic earnings per ADS	0.45	26.89
Weighted average number of common shares outstanding (in millions)	4,014	4,340

Balance Sheet Data:
ROC GAAP
ASSETS
Cash and cash equivalents	17,701	15,864
Short-term investments	3,182	2,687
Notes and accounts receivable	11,682	23,538
Other current financial assets	665	555
Inventories	7,393	10,525
Other current assets	1,329	3,176
Total current assets	41,952	56,345
Long-term investments	1,695	5,310
Fixed assets	100,619	151,874
Less accumulated depreciation	(28,379)	(43,585)
Net fixed assets	72,240	108,289
Other assets	7,994	5,127
Total assets	123,881	175,071
LIABILITIES
Accounts payable	10,525	28,208
Current installments of long-term liabilities	9,486	6,643
Other current liabilities	3,524	9,284
Total current liabilities	23,535	44,135
Long-term borrowings	20,242	26,519
Bonds and convertible bonds payable	2,016	—
Other long-term liabilities	123	311
Total liabilities	45,916	70,965
SHAREHOLDERS’ EQUITY
Common stock	40,259	43,522
Capital surplus	31,728	32,198
Retained earnings	6,202	28,709
Cumulative translation adjustment	27	(72)
Treasury stock	(251)	(251)
Total stockholders’ equity	77,965	104,106
Total liabilities and stockholders’ equity	123,881	175,071

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. In particular, as we are a non-U.S. company, there are risks associated with investing in our ADSs that are not typical with investments in the shares of U.S. companies. Before making an investment decision, you should carefully consider all of the information contained in this prospectus and our 2003 20-F.

Risks Relating to Our Financial Condition, Business and Industry

The industry in which we operate is cyclical. As a result, price fluctuations in response to supply and demand imbalances could harm our results of operations.

The thin film transistor liquid crystal display, or TFT-LCD, industry in general is characterized by cyclical market conditions. The industry has been subject to significant and rapid downturns as a result of an imbalance between excess supply and a slowdown in demand, resulting in sharp declines in average selling prices. For example, commencing in the second half of 2000, intense competition in the TFT-LCD industry worldwide, due principally to the substantial addition of new fabs by major manufacturers in Taiwan, Korea and Japan, including our company, resulted in declines in the average selling prices of many of our products. As a result, we experienced substantial downward pricing pressure on the average selling prices of our large-size panels, which we consider to be panels ten inches and above in diagonal length. The average selling prices of our large-size panels decreased by 40.1% between 2000 and 2001.

From the first half of 2002, expectation for strong demand for TFT-LCD panels resulted in panel price recovery across the TFT-LCD industry. The average selling prices of our large-size panels increased by 21.5% between the fourth quarter of 2001 and the first quarter of 2002 and further increased by 13.9% between the first quarter and the second quarter of 2002. However, the significant increase in the average selling prices of large-size panels in the first half of 2002 was followed by a slowdown in demand growth in the second half of 2002, which in turn resulted in excess supply in the market and caused sharp declines in prices in that period.

As a result, the average selling prices of our large-size panels decreased by 13.0% between the second quarter and the third quarter of 2002 and further decreased by 21.7% between the third quarter and the fourth quarter of 2002. There was a recovery in the average selling prices of large-size panels in 2003, with average selling prices of our large-size panels increasing by 17.3% between the first quarter of 2003 and the fourth quarter of 2003. Capacity expansion currently being undertaken or anticipated in the TFT-LCD industry could lead to a future period or periods of general excess capacity in the industry. For example, it is expected that as additional capacity provided by fifth- and sixth-generation fabs becomes available, the TFT-LCD industry may face excess capacity. We cannot assure you that any future downturns resulting from excess capacity or other factors affecting the industry will not be severe or that any such downturn would not seriously harm our business, financial condition and results of operations.

Our ability to maintain or increase our revenues will be highly dependent upon our ability to maintain market share, increase unit sales of existing products, and introduce and sell new products that compensate for the anticipated fluctuation and long-term declines in the average selling prices of our existing products. We cannot assure you that we will be able to maintain or expand market share, increase unit sales, and introduce and sell new products, to the extent necessary to compensate for market oversupply.

We experienced a net loss in 2001. Although we were profitable in 2002 and 2003, if we are not profitable in 2004 or beyond, the value of the ADSs and our common shares may be negatively affected.

We experienced a net loss in 2001 due principally to a higher than expected decline in the average selling prices of our products and lower utilization rate at our facilities caused by an oversupply of TFT-LCD panels in the market. The decline in average selling prices resulted in a decrease in our gross margins. We expect that average selling prices for many of our existing products will continue to decline over the long term. If we are not able to reduce our costs of manufacturing these panels to offset expected declines in average selling prices and maintain a high capacity utilization rate, our gross margin will continue to decline, which could seriously harm our business and reduce the value of our equity securities. Although we were profitable in 2002 and 2003, we cannot assure you that we will be profitable in 2004 or beyond.

Our future net sales, gross profit and operating income may vary significantly due to a combination of factors, including, but not limited to:

•	Our ability to develop and introduce new products to meet customers’ needs in a timely manner. An inability to develop or introduce new products in a timely manner may hurt our competitive position because customers may choose to source more advanced products from competitors.

•	Our ability to develop or acquire and implement new manufacturing processes and product technologies. If we are unable to implement successfully new manufacturing processes and product technologies in a timely manner, our competitors may seize new opportunities in new markets.

•	Our ability to control our fixed and variable costs and operating expenses. Increased fixed and variable costs and operating expenses may reduce our profitability and adversely affect our results of operations.

•	Changes in our product mix or those of our customers. When our customers or we discontinue a product or experience production problems with new products, our results of operations may fluctuate.

•	Our ability to obtain raw materials and components at acceptable prices and in a timely manner. A shortage in raw materials and components could result in increased raw materials and components costs and put downward pressure on gross margins as well as cause delays to our production and delivery schedules, which may result in the loss of customers and revenues.

•	Lower than expected growth in demand for TFT-LCD panels resulting in oversupply in the market. When oversupply conditions occur, we may reduce the price of our panels to maintain high capacity utilization rates or reduce the volume of our production.

Our results of operations fluctuate from quarter to quarter, which makes it difficult to predict our future performance.

Our results of operations have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are beyond our control. Our business and operations may be negatively affected by:

•	the cyclical nature of both the TFT-LCD industry, including fluctuations in average selling prices, and the markets served by our customers;

•	the speed at which we expand our production capacity;

•	access to raw materials and components, equipment, electricity, water and other required utilities on a timely and economical basis;

•	technological changes;

•	the loss of a key customer or the postponement of orders from a key customer;

•	changes in end users’ spending patterns;

•	the rescheduling and cancellation of large orders;

•	our customers’ adjustments in their inventory; and

•	natural disasters, such as typhoons, fires and earthquakes, and industrial accidents, as well as geo-political instability as a result of terrorism.

Due to the factors noted above and other risks discussed in this section, many of which are beyond our control, you should not rely on quarter-to-quarter comparisons to predict our future performance. Unfavorable changes in any of the above factors may seriously harm our business, financial condition and results of operations. In addition, our results of operations may be below the expectations of public market analysts and investors in some future periods, which may result in a decline in the price of the ADSs or common shares.

You should not rely on annual financial forecasts and unaudited monthly sales revenue data that we report from time to time as required by the ROC Securities and Futures Commission.

We urge you not to rely on the annual forecasts of our unconsolidated operating results published by us from time to time under the requirements of the ROC Securities and Futures Commission. Because these forecasts are prepared on an unconsolidated basis, they do not reflect the results of all of our operations. These forecasts are also based on a number of estimates and assumptions regarding our industry, investments and general market, political and economic conditions, many of which are beyond our control, and are inherently subject to significant uncertainties and contingencies. To the extent there is any significant variance between our actual results in any period and the forecast for the corresponding period included in the annual forecast we have already published, we are required to revise our forecast and publish revised forecasts as soon as practicable. We do not undertake any obligation to update these forecasts, except as required by applicable laws and regulations in the ROC. In addition, we are required to publicly report unaudited and unconsolidated monthly sales revenue data separately. We urge you not to rely on such financial data since they are subject to change.

Our results of operations may be adversely affected if we cannot introduce new products on a timely basis or if our new products do not gain market acceptance.

Early product development by itself cannot guarantee the success of a new product. Success also depends on other factors such as product acceptance by the market. For example, although TFT-LCD technology was initially introduced commercially about ten years ago, this technology began to gain wide market acceptance only in the last few years, especially in the consumer electronics sector. New products are developed in anticipation of future demand. Our delay in the development of commercially successful products with anticipated technological advancement may adversely affect our business. We cannot assure you that the launch of any new products will be successful, or that we will be able to produce sufficient quantities of these products to meet market demand.

We plan to continue to expand our operations to meet the needs of high-growth applications in computer products, consumer electronics, LCD television and other markets as demand increases. Because these products, such as mobile phones, portable game consoles, digital cameras and LCD television, are expected to be marketed to a diversified group of end-users with demands for different specifications, functions and prices, we have developed different marketing strategies to promote our panels for these products. We cannot assure you that our strategy to expand our market share for these panels will be successful. If we fail to successfully market panels for these products, our results of operations will be adversely affected.

Our net sales and results of operations may suffer if there is a downturn in the demand for, or a further decrease in the average selling prices of, panels for computer products.

A significant percentage of our net sales is derived from customers who use our TFT-LCD panels in computer products such as notebook computers and desktop monitors. Net sales of panels for computer products represented 85.2%, 88.3% and 85.2% of our net sales in 2001, 2002 and 2003, respectively. Demand for our panels for computer products is affected by a number of factors, including the general demand of the end-use markets and price attractiveness. For example, demand for desktop monitors is affected by the rate of substitution of TFT-LCD monitors for cathode ray tube monitors. We believe that a significant percentage of our net sales is, and will continue to be, derived from end users purchasing TFT-LCD monitors to replace their existing cathode ray tube monitors. The rate of substitution of TFT-LCD monitors for cathode ray tube monitors may be affected by a general slowdown in the global economy or a change in price which may also adversely affect the demand. In addition, since most brand companies sell their computer products bundled with TFT-LCD monitors, a change in the bundling policy of brand companies could also reduce the demand for our products. Demand for notebook computer displays may be affected by various factors, including a slowdown in information technology spending by corporations as well as a decrease in consumer spending as a result of a general slowdown in the global economy. Demand for notebook computers is also affected by price changes. A slowdown in the demand for notebook computers, such as the slowdown in the industry in 2001 and 2002, could adversely affect the number of panels sold and the average selling prices for our notebook computer panels.

If the demand for LCD television or consumer electronics products, or our market share in such end-use markets, does not grow as expected, our business prospects and results of operations may suffer.

Although panels for use in LCD television and consumer electronics products accounted for a small percentage of our net sales in 2003, we believe that such end-use markets present opportunities for growth. As end users may find LCD television attractive because of their thin size as compared to traditional cathode ray tube televisions, we believe that a substantial portion of our sales growth will be derived from end users purchasing LCD televisions as additional televisions or to replace traditional cathode ray tube televisions. We have installed, and we expect to continue to install, production capacity in anticipation of increased demand for LCD television generated as a result of the growing market acceptance of LCD television. As a result, if end users purchase LCD televisions at a slower rate than we expect, we may not be able to maintain high utilization rates of the capacity installed or allocated to manufacture panels for LCD television. In addition, we may face greater than expected downward pricing pressures for our panels used for LCD television and other applications as a result of excess supply of such panels due to excess capacity or as a result of price competition by competitors seeking to stimulate demand in order to maintain or increase market share. We also manufacture panels for use in consumer electronics products. Demand for consumer electronics products that use TFT-LCD panels may be adversely affected by numerous factors, including a slowdown in general economic conditions and a change in price. If there is a slowdown in the demand for LCD television or consumer electronics products that use TFT-LCD panels, our business prospects and results of operations may suffer.

If we are unable to maintain high capacity utilization rates, our profitability will be adversely affected.

High capacity utilization rates allow us to allocate fixed costs over a greater number of panels produced. Increases or decreases in capacity utilization rates can have a significant impact on our gross margins. Accordingly, our ability to maintain or enhance our gross margins will continue to depend, in part, on maintaining high capacity utilization rates. In turn, our ability to maintain high capacity utilization will depend on the ramp-up progress of our advanced production facilities and our ability to efficiently and effectively allocate production capacity among our product lines, as well as the demand for our products and our ability to offer products that meet our customers’ requirements at competitive prices. Although we maintained high capacity utilization rates in 2003 and early 2004 and, in particular, have been successful to date in the ramp up of our fifth-generation fabs, our results of operations in the past have been negatively affected by low capacity utilization. We cannot assure you that we will be able to maintain high capacity utilization rates through 2004 or beyond. If demand for our products does not meet our expectations, our capacity utilization will decrease and our gross margins will suffer.

We depend on a small number of customers for a substantial portion of our net sales, and a loss of any one of these customers would result in the loss of a significant portion of our net sales.

We are dependent on a small group of customers for a substantial portion of our business. In 2001, 2002 and 2003, our five largest customers accounted for 41.6%, 39.3% and 43.6%, respectively, of our net sales. In addition, certain customers individually accounted for more than 10% of our net sales in each of the last three years. BenQ Corporation, or BenQ, and its subsidiaries accounted for 17.8%, 20.8% and 20.9% of our net sales in 2001, 2002 and 2003, respectively. As some of our major customers are brand companies which also provide original equipment manufacturing services for other brand companies, such as BenQ, our panels shipped to those customers include both panels ordered for their own account as well as panels ordered by or on behalf of their brand company customers.

In recent years, our largest customers have varied due to changes in our product mix. We expect that we will continue to depend on a relatively limited number of customers for a significant portion of our net sales and may continue to experience fluctuations in the distribution of our sales among our largest customers as we periodically adjust our product mix. Our ability to maintain close and satisfactory relationships with our customers is important to the ongoing success and profitability of our business. If any of our significant customers reduces, delays or cancels its orders, our business could be seriously harmed. Similarly, a failure to manufacture sufficient quantities of panels to meet the demands of these customers may cause us to lose customers or market share and our business may suffer as a result.

Our customers generally do not place purchase orders far in advance, which makes it difficult for us to predict our future revenues and allocate capacity efficiently and in a timely manner.

Our customers generally provide rolling forecasts four to six months in advance of, and do not place firm purchase orders until one month before, the expected shipment date. In addition, due to the cyclical nature of the TFT-LCD industry, our customers’ purchase orders have varied significantly from period to period. As a result, we do not typically operate with any significant backlog. The lack of significant backlog makes it difficult for us to forecast our revenues in future periods. Moreover, we incur expenses and adjust inventory levels of raw materials and components based in part on customers’ forecast, and we may be unable to allocate production capacity in a timely manner to compensate for shortfalls in sales. We expect that, in the future, our sales in any quarter will continue to be substantially dependent upon purchase orders received in that quarter. The inability to adjust production costs or to allocate production capacity quickly to respond to the demand for our products may affect our ability to maximize results of operations, which may result in a negative impact on the value of your investment in the ADSs or our common shares.

If capital resources required for our expansion plans are not available, we may be unable to implement successfully our business strategy.

Historically, we have been able to finance our capital expenditures through cash flow from our operating activities and financing activities, including the issuance of equity securities, long-term borrowings and the issuance of convertible and other debt securities. Our ability to expand our production facilities and establish next generation fabs will continue to be largely dependent on our ability to obtain sufficient cash flow from operations as well as external funding. We expect to make substantial capital expenditures in connection with the expansion of our production capacity, including investments in 2004 in connection with the ramp up of our second fifth-generation fab, and our in-house color filter production facilities, the AUO Technology Center, our new flat panel research and development center and our sixth-generation fab. These capital expenditures will be made well in advance of any additional sales to be generated from these expenditures. We may lose market share if we do not have the capital resources to complete our expansion plans or if our actual expenditures exceed planned expenditures for any number of reasons, including changes in:

•	our growth plan;

•	manufacturing process and product technologies;

•	market conditions;

•	prices of equipment; and

•	interest rates and foreign exchange rates.

We cannot assure you that required additional financing will be available to us on satisfactory terms, if at all. If adequate funds are not available on satisfactory terms at appropriate times, we may be forced to curtail our expansion plans, which could result in a loss of customers, restrain our ability to implement successfully our business strategy and limit the growth of our business.

We operate in a highly competitive environment, and we may not be able to sustain our current market position if we fail to compete successfully.

The markets for our products are highly competitive. We experience pressure on our prices and profit margins, due largely to additional and growing industry capacity from competitors in Taiwan, Korea and Japan. The ability to manufacture on a large scale with greater cost efficiencies is a competitive advantage in our industry. Some of our competitors have greater access to capital and substantially greater production, research and development, intellectual property, marketing and other resources than we do. Some of our competitors have announced their plans to develop, and have already invested substantial resources in, sixth- or higher generation capacity. Our competitors may be able to introduce products manufactured using such capacity in advance of our schedule. In addition, some of our larger competitors have more extensive intellectual property portfolios than ours, which they may use to their advantage when negotiating cross-licensing agreements for technologies. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.

The principal elements of competition in the TFT-LCD industry include:

•	price;

•	product features and quality;

•	customer service, including product design support;

•	ability to reduce production cost;

•	ability to provide sufficient quantity of products to fulfill customers’ needs;

•	research and development;

•	time-to-market; and

•	access to capital.

Our ability to compete successfully in the TFT-LCD industry also depends on factors beyond our control, including industry and general economic conditions.

If brand companies do not continue to outsource the manufacturing of their products to original equipment manufacturing service providers with production operations in Taiwan or the PRC, our sales and results of operations could be adversely affected.

In recent years, brand companies have increasingly outsourced the manufacturing of their products to original equipment manufacturing service providers in Taiwan, or such providers with part or all of their production operations in the PRC. We believe that we have benefited from this outsourcing trend in large part due to our production locations in both Taiwan and the PRC, which has allowed us to coordinate better our production and services with our customers’ requirements, especially in the areas of delivery time and product design support. We cannot assure you that this outsourcing trend will continue. If brand companies do not continue to outsource the manufacturing of their products to original equipment manufacturing service providers with their production operations in Taiwan or the PRC, our sales and results of operations could be adversely affected.

If we are unable to manage our growth effectively, our business could be negatively affected.

We have experienced, and expect to continue to experience, growth in the scope and complexity of our operations and in the number of our employees. For example, we are currently devoting significant resources to the ramp up of our second fifth-generation fab, our in-house color filter production facilities, the construction of a new sixth-generation fab and the establishment of the AUO Technology Center. This growth may strain our existing managerial, financial and other resources. In order to manage our growth, we must continue to implement additional operating and financial controls and hire and train additional personnel for these functions. We cannot assure you that we will be able to do so in the future, and our failure to do so could jeopardize our expansion plans and seriously harm our operations.

The loss of any key management personnel or the undue distraction of any such personnel may disrupt our business.

Our success depends largely upon the continued services of key senior management, including our Chairman, President and Chief Executive Officer. We do not carry key person life insurance on any of our senior management personnel. If we lose the services of key senior management personnel, we may not be able to find suitable replacements or integrate replacement personnel in a timely manner or at all, which would seriously harm our business. In addition, our continuing growth will, to a large extent, depend on the attention of key management personnel to our daily affairs. For the foreseeable future, we expect that Mr. Kuen-Yao (K.Y.) Lee’s time will be divided between serving as Chairman and Chief Executive Officer of our company and Chairman and Chief Executive Officer of BenQ. If Mr. Kuen-Yao (K.Y.) Lee is not able to devote enough time to our company, our operations may be negatively affected.

If we are not able to attract and retain skilled technical personnel, including research and development and other personnel, our operations and expansion plans would be adversely affected.

Our success depends on our ability to attract and retain skilled employees, particularly engineering and technical personnel in the research and development and manufacturing processing areas. We are in the process of establishing a new flat panel display research and development center, the AUO Technology Center, in Hsinchu Science Park. The research center is expected to house eight to 16 research labs and training facilities and be completed by the third quarter of 2004. Without a sufficient number of skilled employees, our operations would suffer, resulting in deterioration in production quality. Competition for qualified technical personnel and operators in Taiwan is intense and the replacement of skilled employees is difficult. We may encounter this problem in the future, as we require increased numbers of skilled employees for our expansion. If we are unable to attract and retain our technical personnel and other employees, this may adversely affect our business, and our operating efficiency may deteriorate.

Potential conflicts of interest with BenQ and United Microelectronics Corporation may cause us to lose opportunities to expand and improve our operations.

We face potential conflicts of interest with BenQ and UMC. BenQ is our largest shareholder, owning 14.38% of our outstanding common shares as of May 1, 2004, and one of our largest customers. BenQ and its subsidiaries accounted for 17.8%, 20.8% and 20.9% of our net sales in 2001, 2002 and 2003, respectively. BenQ’s substantial interest in our company may lead to conflicts of interest affecting our sales decisions or allocations. In addition, as of May 1, 2004, three of our nine directors and one of our three supervisors are representatives of BenQ and Mr. Kuen-Yao (K.Y.) Lee, our Chairman and Chief Executive Officer, is also Chairman and Chief Executive Officer of BenQ. As a result, conflicts of interest between their duties to BenQ and us may arise.

UMC is also one of our largest shareholders, owning 3.74% of our outstanding common shares as of May 1, 2004. As of December 31, 2003, UMC owned 9.74% of our outstanding common shares. Prior to our annual shareholders’ meeting on April 29, 2004, three of our directors and one of our supervisors were representatives of UMC. Since UMC also owned approximately 20.17% equity interest in Novatek Corporation as of March 31, 2004, which is one of our suppliers of driver integrated circuit components, conflicts of interest may also arise in our purchasing decisions or allocations.

We cannot assure you that when conflicts of interest arise with respect to representatives of either BenQ or UMC, the conflicts of interest will be resolved in our favor. These conflicts may result in lost corporate opportunities, including opportunities that are never brought to our attention, or actions that may prevent us from taking advantage of opportunities to expand and improve our operations.

Differences between ROC GAAP and U.S. GAAP result in different amounts of our net income (loss) under those standards, which makes evaluating our financial performance difficult.

Our consolidated financial statements are prepared in accordance with ROC GAAP, which differs in many material respects from U.S. GAAP. Significant differences include, among other things, the accounting for our business combination in 2001 with Unipac under the pooling-of-interests method of accounting under ROC GAAP and the purchase method of accounting under U.S. GAAP, and differences in the accounting for the beneficial conversion feature of our convertible bonds, compensation costs, derivative financial instruments, income taxes, depreciation of property, plant and equipment, and marketable securities and equity-investment securities, as well as additional disclosures required by U.S. GAAP. Please see note 24 to our consolidated financial statements in our 2003 20-F for further discussion and quantification of these and other differences. We generated a net loss of NT$5,340.9 million in 2001, net income of NT$4,938.9 million in 2002 and net income of NT$15,715.4 million (US$462.4 million) in 2003 under U.S. GAAP, compared to a net loss of NT$6,710.2 million in 2001, net income of NT$6,022.7 million in 2002 and net income of NT$15,659.9 million (US$460.7 million) in 2003 under ROC GAAP.

Risks Relating to Manufacturing

Our manufacturing processes are highly complex, costly and potentially vulnerable to disruptions that can significantly increase our production costs and delay product shipments to our customers.

Our manufacturing processes are highly complex, require advanced and costly equipment and are periodically modified to improve manufacturing yields and production efficiency. We face the risk of production difficulties from time to time that could cause delivery delays and reduced production yields. These production difficulties include capacity constraints, construction delays, difficulties in upgrading or expanding existing facilities, difficulties in changing our manufacturing technology and delays in the delivery or relocation of specialized equipment. We may encounter many of these difficulties in connection with the planned construction of, and a ramp up of production capacity for, our fifth-generation fabs or our planned sixth-generation fab. We may also encounter these difficulties in connection with the establishment of our in-house color filter production facilities as well as the adoption of new manufacturing process technologies, such as technologies utilizing low temperature poly-silicon, or LTPS, technologies in one of our 3.5-generation fabs. We cannot assure you that we will be able to complete our fifth-generation fabs, our in-house color filter production facilities, and our planned sixth-generation fab without material delays or difficulties, or that we will not encounter manufacturing difficulties in the future.

If we are unable to obtain raw materials and components in suitable quantity and quality from our suppliers, our production schedules would be delayed and we may lose customers.

Raw materials and component costs represent a substantial portion of our cost of goods sold. We must obtain sufficient quantities of high quality raw materials and components at acceptable prices and in a timely manner. We source most of our raw materials and components, including critical materials like color filters, driver integrated circuits, cold cathode fluorescent lamps, or CCFL, and polarizer and glass substrates, from a limited group of suppliers, both foreign and domestic. In 2001, we experienced a shortage of glass substrates due to the closure of the production facility of one of our two major suppliers of glass substrates. In addition, there has been a shortage in the supply of color filters and glass substrates since the second half of 2003, and such shortage is expected to continue through part or all of 2004. In addition, based on announced plans for new TFT-LCD production capacity, there could also be a shortage in the supply of driver integrated circuits, polarizer and CCFL. Our operations would be adversely affected if we could not obtain raw materials and components in sufficient quantity and quality at acceptable prices. We may also experience difficulties in sourcing adequate supplies for our operations if there is a ramp up of production capacity by TFT-LCD manufacturers, including our company, without a corresponding increase in the supply of raw materials and components.

Although approximately 55.7% of our raw materials and components was sourced locally in Taiwan in 2003, we are dependent on supplies of certain principal raw materials and components from suppliers in Japan. We cannot assure you that we will be able to obtain sufficient quantities of raw materials and components and other supplies of an acceptable quality in the future. Our inability to obtain high-quality raw materials and components in a timely and cost-effective manner may cause us to delay our production and delivery schedules, which may result in the loss of our customers and revenues.

If we are unable to obtain equipment from our suppliers, we may be forced to delay our expansion plans.

We have purchased, and expect to purchase, a substantial portion of our equipment from foreign suppliers, especially for our planned sixth-generation fab. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by equipment vendors. For example, in the past, increased demand for equipment caused some equipment suppliers to satisfy only partially our equipment orders in the normal time frame. The unavailability of equipment, delays in the delivery of equipment or the delivery of equipment that does not meet our specifications could delay implementation of our expansion plans and impair our ability to meet customer orders. If we are unable to implement our expansion plans on schedule or in line with customer expectations, our business may suffer.

If we are unable to manufacture successfully our products within the acceptable range of quality, our results of operations will be adversely affected.

TFT-LCD manufacturing processes are complex and involve a number of precise steps. Defective production can result from a number of factors, including:

•	the level of contaminants in the manufacturing environment;

•	human error;

•	equipment malfunction;

•	use of substandard raw materials and components; and

•	inadequate sample testing.

From time to time, we have experienced, and may in the future experience, lower than anticipated production yields as a result of the above factors, particularly in connection with the expansion of our capacity or change in our manufacturing processes. In addition, our production yield on new products will be lower than average as we develop the necessary expertise and experience to produce those products. If we fail to maintain high production yields and high quality production standards, our reputation may suffer and our customers may cancel their orders or return our panels for rework, which will negatively affect our results of operations.

If we violate environmental regulations, we may be subject to fines or restrictions that could cause our operations to be delayed or interrupted and our business to suffer.

Our operations can expose us to the risk of environmental claims which could result in damages awarded or fines imposed against us. We must comply with regulations relating to storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials and wastes resulting from our manufacturing processes. We incurred small fines in March 2001, December 2002 and October 2003 for non-compliance with a waste storage-labeling requirement. In September 2003, we also incurred a small fine for failure to update our air pollution emission permit.

Future changes to existing environmental regulations or unknown contamination of our sites, including contamination by prior owners and operators of our sites, may give rise to additional compliance costs or potential exposure to liability for environmental claims that may seriously affect our business, financial condition and results of operations.

Risks Relating to Our Technologies and Intellectual Property

If we cannot successfully introduce, develop or acquire advanced technologies, our profitability may suffer.

Technology and industry standards in the TFT-LCD industry evolve quickly, resulting in steep price declines in the advanced stages of a product’s life cycle. To remain competitive, we must continually develop or acquire advanced manufacturing process technologies and build next generation fabs to lower production costs and enable timely release of new products. In addition, we expect to utilize other display technologies, such as organic light-emitting diode, or OLED, and LTPS to develop new products. Our ability to manufacture products by utilizing more advanced manufacturing process technologies to increase production efficiency will be critical to our sustained competitiveness. We plan to invest a substantial amount of capital, and have committed significant management and research and development resources, to ramp up our fifth-generation fabs, color filter production facilities and the AUO Technology Center, our new flat panel display research and development center. However, we cannot assure you that we will be successful in completing the development of the fifth-generation or other future technologies for our fabs or the AUO Technology Center, or that we will be able to build them without material delays or at the expected costs. If we fail to do so, our results of operations and financial condition may be materially and adversely affected. We also cannot assure you that there will be no material delays in connection with our efforts to develop new technology and manufacture more technologically advanced products. If we fail to develop or make advancements in product technologies or manufacturing process technologies on a timely basis, we may become less competitive.

Other flat panel display technologies or alternative display technologies could render our products uncompetitive.

We currently manufacture products primarily using TFT-LCD technology, which is currently one of the most commonly used flat panel display technologies. We may face competition from flat panel display manufacturers utilizing alternative flat panel technologies, including plasma discharge panel, or PDP, and OLED technologies. Currently, PDP technology is primarily used to produce panels larger than 30-inches for use in television, as compared to the TFT-LCD technology primarily used to produce panels less than 40-inches for use in monitors, notebooks and LCD television. However, as the demand for LCD television with panel size as large as that of television using PDP technology continues to grow, competition between these two technologies is likely in the large-size television market. Another commercially available flat panel technology is OLED. OLED technology is currently primarily used, and is beginning to compete with LCD technology, in small- to medium-size applications, such as mobile phones and digital still cameras. Future development of OLED technology may also allow it to compete with LCD technology in larger applications such as monitors, notebooks and LCD television and render our products uncompetitive. In addition, there are other alternative flat panel technologies currently in the research and development stage, such as field emission display, or FED, inorganic electroluminescent, or IEL, and surface-conduction electron-emitter, or SED, display technologies. If the various alternative flat panel technologies currently commercially available or in the research and development stage are developed to have better price-to-performance ratios, such technologies may compete with TFT-LCD technology and render our products uncompetitive.

We also face competition from alternative display technologies, particularly those utilizing projection technology, such as front digital mirror device projector, digital light processing projector, LCD projector and liquid crystal on silicon projector technologies. These alternative forms of display may be competitive in terms of price to performance ratio. If alternative display technologies gain a larger market share in the market for large-size television, our business prospects may be adversely affected.

If we lose the support of our technology partners or the legal rights to use our licensed manufacturing process or product technologies, our business may suffer.

Enhancing our manufacturing process and product technologies is critical to our ability to provide high quality products to our customers at competitive prices. We intend to continue to advance our manufacturing process and product technologies through internal research and development and licensing from other companies. We currently have major licensing arrangements with IBM, Matsushita, Fujitsu Display Technologies Corporation, or FDTC, Semiconductor Energy Laboratory Co., Ltd., or SEL, and Toppan Printing Co., Ltd., or Toppan, for product and manufacturing process technologies used to produce a substantial number of our TFT-LCD panels. These agreements are typically for terms of five to seven years. In addition, we have a joint research and development program with FDTC to develop the product and manufacturing process technologies for TFT-LCD panels. If we are unable to renew our technology licensing or joint research and development arrangements with IBM, Matsushita, FDTC, SEL or Toppan on mutually beneficial economic terms, we may lose the legal right to use certain of the processes and designs we employ to manufacture our products. Similarly, if we cannot license or otherwise acquire or develop new manufacturing process and product technologies that are critical to the development of our business or products, we may lose important customers because we are unable to continue providing our customers with products based on advanced manufacturing process and product technologies.

We have entered into patent and intellectual property license agreements that require periodic royalty payments. In the future, we may need to obtain additional patent licenses or renew existing license agreements. We cannot assure you that these license agreements can be obtained or renewed on acceptable terms. If these license agreements are not obtained or renewed on acceptable terms, our business and future results of operations may be materially and adversely affected.

Disputes over intellectual property rights could be costly and deprive us of the technology to stay competitive.

As technology is an integral part of our manufacturing process and product, we have, in the past, received communications alleging that our products or processes infringe product or manufacturing process technology rights held by others, and expect to continue to receive such communications. We are currently involved in an intellectual property dispute with Sharp Corporation. See “Item 8. Financial Information—Litigation” in our 2003 20-F. We have no means of knowing what patent applications have been filed in the United States or elsewhere and whether, if the applications are granted, such patents would have a material adverse effect on our business. If any third party were to make valid intellectual property infringement claims against our customers or us, we may be required to:

•	discontinue using disputed manufacturing process technologies;

•	pay substantial monetary damages;

•	seek to develop non-infringing technologies, which may not be feasible; or

•	seek to acquire licenses to the infringed technology, which may not be available on commercially reasonable terms, if at all.

If our products or manufacturing processes are found to infringe third-party rights, we may be subject to significant liabilities and be required to change our manufacturing processes or products. This could restrict us from making, using, selling or exporting some of our products, which could in turn materially and adversely affect our business and financial condition. In addition, any litigation, whether to enforce our patents or other intellectual property rights or to defend ourselves against claims that we have infringed the intellectual property rights of others, could materially and adversely affect our results of operations because of the management attention required and legal costs incurred.

In addition, we have acquired patents and trademarks to protect some of our proprietary technologies and products. We cannot assure you that these measures will provide meaningful protection of our intellectual property rights. For example, our competitors may be able to develop similar or superior products, or we may not have sufficient financial and legal resources to protect and enforce our rights.

Political, Geographical and Economic Risks

A recurrence of Severe Acute Respiratory Syndrome, or SARS, or other similar outbreaks may have an adverse effect on the economies and financial markets of certain Asian countries and may adversely affect our results of operations.

In the first half of 2003, China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries encountered an outbreak of SARS, a highly contagious form of atypical pneumonia. To date, the SARS outbreak that occurred in the first half of 2003 has had no significant impact on our production operations and those of our suppliers or customers. In April 2004, there were several confirmed cases of SARS in Beijing. The degree to which the recent recurrence of SARS will become more widespread is not known at this time. There is no guarantee that SARS or SARS-like outbreaks will not occur again in the future and no guarantee that any future SARS or SARS-like outbreaks, or the measures taken by the ROC, Hong Kong, PRC or other countries’ governments against SARS or SARS-like outbreaks, will not seriously interrupt our production operations or those of our suppliers and customers. While the long-term impact of the SARS outbreak is unclear at this time, the existence of the SARS virus and the perception that the SARS or a SARS-like outbreak may occur again may have an adverse effect on the economic conditions of certain countries in Asia.

Due to the location of our operations in Taiwan and the PRC, we and many of our customers and suppliers are vulnerable to natural disasters and other events outside of our control, which may seriously disrupt our operations.

Most of our existing manufacturing operations, and the operations of many of our customers and suppliers, are located in Taiwan, which is vulnerable to natural disasters. In 2003, approximately 42.5% of our net sales was derived from Taiwan-based customers. In addition, we have expanded our module assembly operations to the PRC since July 2002. Our module-assembly operations in the PRC, and the operations of many of our customers and suppliers in that area, may also be vulnerable to natural disasters. As a result of this geographic concentration, disruption of operations at our fabs or the facilities of our customers and suppliers for any reason, including work stoppages, power outages, water supply shortages, fire, typhoons, earthquakes or other natural disasters, could cause delays in production and shipments of our products. Any delays or disruptions could result in our customers seeking to source TFT-LCD panels from other sources. For instance, our operations stopped completely for five days in September 1999, largely because of a power outages caused by a severe earthquake. After the stoppage, it took us several days to ramp up to full operations. Shortages or suspension of power supplies have occasionally occurred, and have disrupted our operations. The occurrence of power outage in the future could seriously hurt our business.

Our manufacturing processes require a substantial amount of water. Although currently more than 70% of the water used in our production process is recycled, our production operations may be seriously disrupted by water shortages. For instance, the Hsinchu area, where one of our principal manufacturing sites is located, experienced a drought in 2002. In response to the drought in 2002, the ROC authorities implemented water-rationing measures and began sourcing water from alternative sources, and therefore we did not encounter any water shortage. However, we may encounter droughts in the Hsinchu, Taoyuan or Taichung areas in the future, where most of our current or future manufacturing sites are located. If another drought were to occur and we or the authorities were unable to source water from alternative sources in sufficient quantity, we may be required to shut down temporarily or substantially reduce the operations of these fabs, which would seriously affect our operations. In addition, even if we were able to source water from alternative sources, our reliance on supplemental water supplies would increase our operating costs. Furthermore, the disruption of operations at our customers’ facilities could lead to reduced demand for our products. The occurrence of any of these events in the future could adversely affect our business.

We have made investments in, and are exploring the possibility of expanding our businesses and operations to, or making additional investments in, the PRC, which may expose us to additional political, regulatory, economic and foreign investment risks.

Our businesses and operations and our future expansion or investment plans in the PRC are subject, to a significant degree, to the political and economic condition, regulatory control and general legal developments in the PRC and other foreign investment risks. The PRC economy differs from the economies of most developed countries in many respects, including the structure, level of government involvement, level of development, foreign exchange control and allocation of resources. The PRC economy has been transitioning from a planned economy to a more market-oriented economy. For the past two decades, the PRC government has implemented economic reform measures emphasizing utilization of market forces in the development of the PRC economy. Although we believe these reforms will have a positive effect on our overall operations in the PRC, we cannot predict whether changes in the PRC’s political, economic and social conditions, laws, regulations and policies will have any adverse effect on our current or future operations in the PRC. For example, the PRC government has indicated publicly that it may change its monetary policy to tighten the extension of credit and discourage investments, particularly for certain industries such as real estate and construction. This change in policy may have an adverse effect on our operations in the PRC. In addition, the interpretation of PRC laws and regulations involves uncertainties. We cannot assure you that changes in such laws and regulations, or in their interpretation and enforcement, will not have a material adverse effect on our businesses and operations in the PRC.

The current restrictions imposed by the ROC government on investments in certain related businesses may limit our ability to compete with other TFT-LCD manufacturers that are permitted to establish TFT-LCD production operations in the PRC.

Many of our customers and competitors have expanded their businesses and operations to the PRC. In order to take advantage of the lower production costs in China and to establish a presence in the China market, we established module-assembly facilities in Suzhou, Jiangsu Province of the PRC. We commenced operations at such facilities in July 2002. Module-assembly involves connecting components to the cell panel. We may further explore the possibility of investing in other businesses or operations in the PRC as and when we are legally permitted to do so. Currently, ROC laws and regulations permit investment in module-assembly operations in the PRC but do not permit investments in array and cell operations. We do not know when or if such ROC laws and regulations governing investment in the PRC will be amended, and we cannot assure you that any such amendments to those regulations will permit us to invest in operations involving array and cell processes in the PRC.

Disruptions in Taiwan’s political environment could seriously harm our business and the market price of our common shares and ADSs.

Most of our assets and operations are located in Taiwan and approximately half of our net sales is derived from customers in Taiwan. Accordingly, our business and financial condition may be affected by changes in local governmental policies and political and social instability.

Taiwan has a unique international political status. The government of the PRC asserts sovereignty over mainland China and Taiwan, and does not recognize the legitimacy of the government of the ROC. The government of the PRC has indicated that it may use military force to gain control over Taiwan if Taiwan declares independence or a foreign power interferes in Taiwan’s internal affairs. On December 31, 2003, the ROC Referendum Law was promulgated allowing referenda on a range of issues to be proposed and voted upon. The law includes a provision allowing referenda involving key constitutional issues, including, in the event that Taiwan comes under military attack from a foreign power, issues relating to sovereignty such as changes to Taiwan’s flag, official name and territorial status. The President of the ROC announced in January 2004 that two national security issues would be put to the citizens of Taiwan in Taiwan’s first referendum alongside the presidential election on March 20, 2004. On March 19, 2004, Taiwan’s incumbent president was injured in an assassination attempt, and the next day narrowly won a majority of votes in Taiwan’s presidential election. The opposition party has filed a legal challenge to the election results, and a vote recount is currently underway. The political uncertainty surrounding the election and the recount has affected the securities markets in Taiwan. The recent political uncertainty and related developments could adversely affect the prices of our ADSs and our common shares. It is unclear what effects any of the events described above may have on relations with the PRC. Relations between Taiwan and the PRC and other factors affecting Taiwan’s political environment could affect our business.

If economic conditions in Taiwan deteriorate, our current business and future growth would be materially and adversely affected.

In recent years, the currencies of many East Asian countries, including Taiwan, have experienced considerable volatility and depreciation. The Central Bank of China, which is the central bank of the ROC, has from time to time intervened in the foreign exchange market to minimize the fluctuation of the U.S. dollar/NT dollar exchange rate and to prevent significant decline in the value of the NT dollar. NT dollars have depreciated against U.S. dollars from US$1.00 = NT$27.52 on January 2, 1997 to US$1.00 = NT$33.16 on May 5, 2004, based on the noon buying rates published by the Federal Reserve Bank of New York.

In addition, the banking and financial sectors in Taiwan have been seriously harmed by the general economic downturn in Asia and Taiwan in recent years, which has caused a depressed property market, and an increase in the number of companies filing for corporate reorganization and bankruptcy protection. As a result, financial institutions are more cautious in providing credit to businesses in Taiwan. We cannot assure you that we will continue to have access to credit at commercially reasonable rates of interest or at all.

The market value of our ADSs may fluctuate due to the volatility of the ROC securities market.

The trading price of our ADSs may be affected by the trading price of our common shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange is smaller and more volatile than the securities markets in the United States. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of trading of securities. On March 13, 2000, the Taiwan Stock Exchange Index experienced a 617-point drop, which represented the single largest decrease in the Taiwan Stock Exchange Index in its history. The Taiwan Stock Exchange Index experienced a 17.1% increase in 2001, a 19.8% decrease in 2002 and a 32.3% increase in 2003. During the period from January 1, 2003 to December 31, 2003, the Taiwan Stock Exchange Index peaked at 6,278.76 on November 5, 2003, and reached a low of 4,140.34 on April 28, 2003. Over the same period, daily closing values of our common shares ranged from NT$17.2 per share to NT$49.9 per share. On May 5, 2004, the Taiwan Stock Exchange Index closed at 5,854.23, and the closing value of our common shares was NT$64.0 per share.

The Taiwan Stock Exchange is particularly volatile during times of political instability, including when relations between Taiwan and the PRC are strained. Several investment funds affiliated with the ROC government have also from time to time purchased securities from the Taiwan Stock Exchange to support the trading level of the Taiwan Stock Exchange. Moreover, the Taiwan Stock Exchange has experienced problems, including market manipulation, insider trading and settlement defaults. The recurrence of these or similar problems could have an adverse effect on the market price and liquidity of our shares and ADSs.

If the NT dollar or other currencies in which our sales, raw materials and components and capital expenditures are denominated fluctuate significantly against the U.S. dollar or the Japanese yen, our profitability may be seriously affected.

We have significant foreign currency exposure, and are affected by fluctuations in exchange rates among the U.S. dollar, the Japanese yen, the NT dollar and other currencies. Our sales, raw materials and components and capital expenditures are denominated in U.S. dollars, Japanese yen and NT dollars in varying amounts. For example, in 2003, approximately 93.6% of our net sales was denominated in U.S. dollars. During the same period, approximately 36.4%, 28.3% and 34.9% of our cost of goods sold (principally raw materials and component costs) was denominated in NT dollars, Japanese yen and U.S. dollars, respectively. In addition, in 2003, approximately 24.2%, 54.6% and 17.5% of our total capital expenditures (principally for the purchase of equipment) was denominated in NT dollars, Japanese yen and U.S. dollars, respectively. From time to time, we enter into forward foreign currency contracts to hedge our foreign currency exposure, but we cannot assure you that we will fully minimize the risk against exchange rate fluctuations and the impact on our results of operations.

Disruptions in the international trading environment may seriously decrease our international sales.

A substantial portion of our net sales is derived from sales to customers located outside of Taiwan. In 2001, 2002 and 2003, sales to our overseas customers accounted for 23.7%, 47.3% and 57.5%, respectively, of our net sales. In addition, the majority of our sales to customers in Taiwan is made to original equipment manufacturing service provider customers that use our display panels in the products that they manufacture on a contract basis for brand companies worldwide. We expect sales to customers outside of Taiwan to continue to represent a significant portion of our net sales. As a result, our business will continue to be vulnerable to disruptions in the international trading environment, including those caused by adverse changes in foreign government regulations, political unrest, international economic downturns, terrorist attacks and continued military involvement in Iraq and Afghanistan. These disruptions in the international trading environment may affect the demand for our products and change the terms upon which we sell our products overseas, which could seriously decrease our international sales.

Risks Related to our ADSs and our Trading Market

The market value of our ADSs may fluctuate due to the volatility of the securities markets.

The securities markets in the United States and other countries have experienced significant price and volume fluctuations. Volatility in the price of our ADSs may be caused by factors beyond our control and may be unrelated to, or disproportionate to changes in, our results of operations. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. Litigation of this kind could result in substantial costs and a diversion of our management’s attention and resources.

For a period of seven business days after the closing, you will not be able to withdraw the underlying common shares from our ADS facility and you will hold temporary ADSs that are not fungible with our existing ADSs.

On the closing date, we will initially deliver to the custodian for the depositary a certificate of payment evidencing the irrevocable right to receive the common shares offered by us in connection with this offering. The certificate of payment will be replaced on the fifth ROC business day following the closing date by common shares delivered to the account of the depositary’s nominee with the custodian for the ADS facility through the book-entry system maintained by the TSCD. We expect that such common shares will be listed and traded on the Taiwan Stock Exchange on that date. Because the underlying common shares offered by this prospectus will initially be represented by a certificate of payment that is not fungible with the underlying common shares of the existing ADSs, we have created a temporary ADS facility and a temporary New York Stock Exchange trading symbol to distinguish the ADSs offered by this prospectus and the existing ADSs. When the custodian has received the common shares to replace the certificate of payment, DTC will be instructed to exchange the temporary ADSs initially issued in this offering for ADSs which are fully fungible with the existing ADSs. This process is expected to be completed within two New York business days after the depositary receives notice that the common shares have been received by the custodian for the ADS facility. As a result, for a period of approximately seven business days after the closing date, holders of ADSs offered by this prospectus will not be able to withdraw the underlying common shares from our ADS facility. In addition, we cannot assure you that there will be a liquid market for the temporary ADSs or that the trading price of the temporary ADSs will not trade at a discount to the existing ADSs.

Restrictions on the ability to deposit common shares into our ADS facility may adversely affect the liquidity and price of our ADSs.

The ability to deposit common shares into our ADS facility is restricted by ROC law. A significant number of withdrawals of common shares underlying our ADSs would reduce the liquidity of our ADSs by reducing the number of ADSs outstanding. As a result, the prevailing market price of our ADSs may differ from the prevailing market price of our common shares on the Taiwan Stock Exchange. Under current ROC law, no person or entity, including you and us, may deposit its common shares in our ADS facility without specific approval of the ROC Securities and Futures Commission, unless:

(1)	we pay stock dividends on our common shares;

(2)	we make a free distribution of common shares;

(3)	ADS holders exercise preemptive rights in the event of capital increases for cash; or

(4)	investors purchase our common shares, directly or through the depositary, on the Taiwan Stock Exchange, and deliver our common shares to the custodian for deposit into our ADS facility, or our existing shareholders deliver our common shares to the custodian for deposit into our ADS facility.

With respect to (4) above, the depositary may issue ADSs against the deposit of those common shares only if the total number of ADSs outstanding following the deposit will not exceed the number of ADSs previously approved by the ROC Securities and Futures Commission, plus any ADSs issued pursuant to the events described in the subparagraph (1), (2) and (3) above. Issuance of additional ADSs under item (4) above will be permitted to the extent that previously ADSs have been cancelled.

In addition, in the case of a deposit of our common shares requested under item (4) above, the depositary will refuse to accept deposit of our common shares if such deposit is not permitted under any legal, regulatory or other restrictions notified by us to the depositary from time to time, which restrictions may specify blackout periods during which deposits may not be made, minimum and maximum amounts and frequencies of deposits.

ADS holders will not have the same voting rights as our shareholders, which may affect the value of the ADSs.

ADS holders’ voting rights as to the common shares represented by such holders’ ADSs are governed by the deposit agreement. ADS holders will not be able to exercise voting rights on an individual basis. If holders representing at least 51% of our ADSs outstanding at the relevant record date instruct the depositary to vote in the same manner regarding a resolution, including the election of directors and supervisors, the depositary will cause all common shares represented by the ADSs to be voted in that manner. If, at the relevant record date, the depositary does not receive instructions representing at least 51% of ADSs outstanding to vote in the same manner for any resolution, including the election of directors and supervisors, ADS holders will be deemed to have instructed the depositary or its nominee to authorize all the common shares represented by the ADS holders’ ADSs to be voted at the discretion of our Chairman or his designee, which may not be in the ADS holders’ interest.

ADS holders’ rights to participate in our rights offerings are limited, which could cause dilution to the holdings of ADS holders.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement, the depositary will not offer ADS holders those rights unless both the distribution of the rights and the underlying securities to all our ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. Although we may be eligible to take advantage of certain exemptions under the Securities Act available to certain foreign issuers for rights offerings, we can give no assurances that we will be able to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement for any of these rights. Accordingly, ADS holders may be unable to participate in our rights offerings and may experience dilution with respect to their holdings.

Our issuance of stock bonuses to employees may have a dilutive effect on our ADSs.

Similar to other technology companies in Taiwan, from time to time we may issue bonuses in the form of common shares, valued at par, under the ROC Company Law and our articles of incorporation. Since these common shares are issued at par value, the issuance of these common shares may have a dilutive effect on our ADSs.

Non-ROC holders of ADSs who withdraw our common shares will be required to obtain a foreign investor investment identification and appoint a local custodian and agent and a tax guarantor in the ROC.

Under current ROC law, if you are a non-ROC person and wish to withdraw and hold our common shares from a depositary receipt facility, you will be required to obtain a foreign investor investment identification, or Foreign Investor Investment I.D., issued pursuant to the ROC Regulations Governing Securities Investment by Overseas Chinese and Foreign Nationals, or the Investment Regulations, and, if required, approval from the Central Bank of China. You will also be required to appoint an eligible agent in the ROC to open a securities trading account and a TSCD book-entry account and a bank account, to pay ROC taxes, remit funds, exercise shareholders’ rights and perform such other functions as you may designate upon such withdrawal. In addition, you will be required to appoint a custodian bank to hold the securities in safekeeping, make confirmation and settle trades and report all relevant information. Without obtaining such Foreign Investor Investment I.D. (and, if required, Central Bank of China approval) under the Investment Regulations and opening such accounts, the non-ROC withdrawing holder would be unable to hold or subsequently sell our common shares withdrawn from the depositary receipt facility on the Taiwan Stock Exchange or otherwise. We cannot assure you that such withdrawing holder will be able to obtain the Foreign Investor Investment I.D. (and, if required, Central Bank of China approval) and open such accounts in a timely manner.

Non-ROC holders of ADSs withdrawing our common shares represented by ADSs are also required under current ROC law and regulations to appoint an agent in the ROC for filing tax returns and making tax payments. Such agent must meet certain qualifications set by the ROC Ministry of Finance and, upon appointment, becomes a guarantor of such withdrawing holder’s ROC tax obligations. Generally, evidence of the appointment of such agent and the approval of such appointment by the ROC tax authorities may be required as conditions to such withdrawing holder’s repatriation of the profits. We cannot assure you that such withdrawing holder will be able to appoint and obtain approval for such agent in a timely manner.

The protection of the interests of our public shareholders available under our articles of incorporation and the laws governing ROC corporations is different from that which applies to a U.S. corporation.

Our corporate affairs are governed by our articles of incorporation and by the laws governing ROC corporations. The rights and responsibilities of our shareholders and members of our board of directors under ROC law are different from those that apply to a U.S. corporation. Directors of ROC corporations are required to conduct business faithfully and act with the care of good administrators. However, the duty of care required of an ROC corporation’s directors may not be the same as the fiduciary duty of a director of a U.S. corporation. In addition, controlling shareholders of U.S. corporations owe fiduciary duties to minority shareholders, while controlling shareholders in ROC corporations do not. The ROC Company Law also requires that a shareholder continuously hold at least 3% of our issued and outstanding shares for at least a year in order to request that a supervisor institute an action against a director on the company’s behalf. Therefore, our public shareholders may have more difficulty protecting their interests against actions of our management, members of our board of directors or controlling shareholders than they would as shareholders of a U.S. corporation.

Future sales of securities by us, our executive officers, directors, supervisors or major shareholders may hurt the price of our ADSs.

The market price of our ADSs could decline as a result of sales of ADSs or common shares or the perception that these sales could occur. As of May 5, 2004, we had an aggregate of 4,352,237,241 common shares issued and outstanding which were freely tradable, except for 12,000,000 shares of our treasury shares and 63,549,363 shares which were subject to lock-up limitations imposed on directors and supervisors by the Taiwan Stock Exchange. If we, our executive officers, directors, supervisors or our shareholders, sell ADSs or common shares, the market price for our common shares or ADSs could decline. Future sales, or the perception of future sales, of ADSs or shares by us, our executive officers, directors, supervisors or existing shareholders could cause the market price of our ADSs to decline.

You may not be able to enforce a judgment of a foreign court in the ROC.

We are a company limited by shares and incorporated under the ROC Company Law. All of our directors, supervisors and executive officers, and some of the experts named herein, are residents of Taiwan. As a result, it may be difficult for holders of our shares or ADSs to enforce against us or them judgments obtained outside the ROC, including those predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in the ROC, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the United States federal securities laws.

USE OF PROCEEDS

We estimate that the net proceeds received by us from the offering will be approximately US$664.9 million (or approximately US$720.3 million if the underwriters’ overallotment option is exercised in full), after deducting the underwriting discount and commissions and estimated offering expenses (assuming an initial public offering price of US$22.50 per ADS, which is based on the closing price of the ADSs on the New York Stock Exchange on May 5, 2004). We intend to use the net proceeds from the offering for the construction of and purchase of equipment and machinery for our production facilities.

CAPITALIZATION

The following table sets forth our consolidated short-term debt and capitalization as of December 31, 2003 on an actual basis and on an as adjusted basis under ROC GAAP to give effect to the net proceeds received by us from the sale of the ADSs, after deducting underwriting discounts and commissions and estimated offering expenses (assuming an initial offering price of US$22.50 per ADS, which is based on the closing price of the ADSs on the New York Stock Exchange on May 5, 2004). Except as noted in this prospectus, there has been no material change in our consolidated capitalization since December 31, 2003. The following table should be read in conjunction with our consolidated financial statements included in our 2003 20-F.

	As of December 31, 2003
	Actual		As Adjusted
	NT$	US$	NT$	US$
	(in millions)
ROC GAAP
Short-term borrowings and commercial paper (including current installments of long-term liabilities)(1)	7,193	212	7,193	212

Long-term liabilities:
Long-term borrowings excluding current installments(2)	25,306	745	25,306	745
Long-term commercial paper excluding current installments	—	—	—	—
Bonds and convertible bonds payable excluding current installments	—	—	—	—

Total long-term liabilities	25,306	745	25,306	745

Stockholders’ equity:
Common stock: NT$10 par value; Authorized: 5,800 million shares Issued and outstanding	43,522	1,280	46,522	1,368
Capital surplus	32,198	947	51,797	1,524
Retained earnings	17,181	505	17,181	505
Cumulative translation adjustment	5	—	5	—
Treasury Stock	(251)	(7)	(251)	(7)

Total stockholders’ equity(3)	92,655	2,725	115,254	3,390

Total capitalization	125,154	3,682	147,753	4,347

(1)	Of this amount, NT$6,892 million was secured.
(2)	The entire amount was fully secured.
(3)	A cash dividend of NT$1.2 per share and a stock dividend of NT$0.5 per share for the year 2003 were approved by our shareholders at a shareholders’ meeting held on April 29, 2004. The distribution of stock dividends is subject to the approval of the ROC Securities and Futures Commission. Our board of directors will determine the record date for payment of the dividends. In addition, our shareholders have approved the distribution of NT$887.9 million for employee stock bonuses in 2004 with respect to 2003.

DESCRIPTION OF OUR SHARE CAPITAL

The following statements summarize the material elements of our capital structure and the more important rights and privileges of our shareholders conferred by ROC law and our articles of incorporation.

Shares

As of May 5, 2004, our authorized share capital was NT$58 billion, divided into 5.8 billion common shares, of which 100 million common shares are reserved for the issuance of common shares pursuant to our employee stock option plan and 4,352,237,241 common shares were issued. In November 2001, we issued NT$10,000 million principal amount of convertible bonds, which became eligible in February 2002 for conversion into approximately 637,600,750 common shares. As of December 31, 2003, holders of our convertible bonds had exercised conversion rights to receive 637,600,750 of our shares, including our common shares and entitlement certificates.

All common shares presently issued, including those underlying our existing ADSs, are fully paid and in registered form, and existing shareholders are not obligated to contribute additional capital.

New Common Shares and Preemptive Rights

The issuance of new common shares requires the prior approval of our board of directors. If our issuance of any new common shares will result in any change in our authorized share capital, we are required under ROC law to amend our articles of incorporation, which requires approval of our shareholders in a shareholders’ meeting. We must also obtain the approval of, or submit a registration to, the ROC Securities and Futures Commission and the Hsinchu Science Park Administration Bureau, as applicable. Generally, when a company issues capital stock for cash, 10% to 15% of the issue must be offered to its employees. In addition, if a public company intends to offer new common shares for cash, at least 10% of the issue must also be offered to the public. This percentage can be increased by a resolution passed at a shareholders’ meeting, which will reduce the number of new common shares in which existing shareholders may have preemptive rights. Unless the percentage of the common shares offered to the public is increased by a resolution, existing shareholders of the company have a preemptive right to acquire the remaining 75% to 80% of the issue in proportion to their existing shareholdings.

Register of Shareholders and Record Date

Our share registrar, SinoPac Securities Corporation, maintains the register of our shareholders at its office in Taipei, Taiwan, and enters transfers of our common shares in the register upon presentation of, among other documents, the certificates in respect of our common shares transferred. The ROC Company Law permits us, by giving advance public notice, to set a record date and close the register of shareholders for a specified period in order to determine the shareholders or pledgees that are entitled to certain rights pertaining to our common shares. Under the ROC Company Law, our register of shareholders should be closed for a period of sixty days before each ordinary meeting of shareholders, thirty days before each extraordinary meeting of shareholders and five days before each record date.

Transfer of Common Shares

Under the ROC Company Law, common shares are transferred by endorsement and delivery of the related share certificates. In addition, transferees must have their names and addresses registered on our register in order to assert shareholders’ rights against us. Notwithstanding the foregoing, shareholders are required to file their specimen seals with our share registrar. The settlement of trading of our shares on the Taiwan Stock Exchange will be carried out on the book-entry system maintained by the TSCD.

Shareholders’ Meetings

We are required to hold an annual ordinary shareholders’ meeting once every calendar year, generally within six months after the end of each fiscal year. Our directors may convene an extraordinary shareholders’ meeting whenever they think fit, and they must do so if requested in writing by shareholders holding not less than 3% of our paid-in share capital who have held their common shares for more than a year. In addition, any of our supervisors may convene a shareholders’ meeting under certain circumstances. For a public company in Taiwan, such as our company, at least 15 days’ advance written notice must be given of every extraordinary shareholders’ meeting and at least 30 days’ advance written notice must be given of every annual ordinary shareholders’ meeting. Unless otherwise required by law or by our articles of incorporation, voting for an ordinary resolution requires an affirmative vote of a simple majority of those present and voting. A distribution of cash dividends would be an example of an act requiring an ordinary resolution. A special resolution may be adopted in a meeting of shareholders convened with a quorum of holders of at least two-thirds of our total outstanding common shares at which the holders of at least a majority of our common shares represented at the meeting vote in favor thereof. A special resolution is necessary for various matters under ROC law, including:

•	any amendment to our articles of incorporation;

•	our dissolution or amalgamation;

•	a merger or spin-off;

•	transfers of the whole or a substantial part of our business or properties;

•	the acquisition of the entire business of another company which would have a significant impact on our operations;

•	the distribution of any stock dividend; or

•	the removal of directors or supervisors.

In the event that the two-thirds quorum is not met, a special resolution may be adopted by holders of at least two-thirds of the common shares represented at a meeting of shareholders at which holders of at least a majority of the total outstanding common shares are present.

Voting Rights

According to applicable laws, except for treasury shares, a holder of our common shares has one vote for each common share held at shareholders’ meetings. There is cumulative voting for the election of directors and supervisors. In all other matters, shareholders must cast all their votes the same way on any resolution.

Our shareholders may be represented at an ordinary or extraordinary shareholders’ meeting by proxy if a valid proxy form is delivered to us five days before the commencement of the ordinary or extraordinary shareholders’ meeting. Voting rights attached to our common shares that are exercised by our shareholders’ proxy are subject to ROC proxy regulations. Any shareholder who has a personal interest in a matter to be discussed at our shareholders’ meeting, the outcome of which may impair our interests, is not permitted to vote or exercise voting rights nor vote or exercise voting rights on behalf of another shareholder on such matter.

Except for trust enterprises or share transfer agents approved by the ROC Securities and Futures Commission, where one person is appointed as proxy by two or more shareholders who together hold more than 3% of our common shares, the votes of those shareholders in excess of 3% of our total issued common shares will not be counted. Voting rights attached to our common shares that are exercised by our shareholders’ proxy shall be subject to ROC proxy regulations.

You will not be able to exercise voting rights on the common shares underlying your ADSs on an individual basis.

Dividends and Distributions

We may distribute dividends in any year in which we have accumulated earnings. Before distributing a dividend to shareholders following the end of a fiscal year, we must recover any past losses, pay all outstanding taxes, and set aside in a legal reserve of 10% of our net income for that fiscal year until our legal reserve equals our paid-in capital.

At the shareholders’ annual ordinary meeting, our board of directors submits to the shareholders for approval proposals for the distribution of a dividend or the making of any other distribution to shareholders from our accumulated earnings or reserves for the preceding fiscal year. Dividends may be distributed either in cash, in the form of common shares or a combination of cash and common shares. Our articles of incorporation provide that the cash portion of any dividend shall generally not be less than 10% of the annual dividend. However, the ratio for cash dividends may be adjusted in accordance with actual earnings and operating conditions. Dividends are paid proportionately to shareholders as listed on the register of shareholders on the relevant record date.

Our articles of incorporation provide that we shall allocate 10% of our net income for that fiscal year as a legal reserve in each fiscal year after:

•	payment of all income taxes; and

•	deduction of any past losses.

Earnings distributions are made in the following manner:

•	5% to 10% of the remainder is distributable as a bonus for employees;

•	no more than 1% of the remainder is distributable as remuneration to directors and supervisors; and

•	all or a portion of the balance is distributable as a dividend and bonus to our shareholders.

In addition to permitting dividends to be paid out of accumulated earnings after deducting losses, we are permitted under the ROC Company Law to make distributions to our shareholders of additional common shares by capitalizing reserves, including the legal reserve. However, the capitalized portion payable out of our legal reserve is limited to 50% of the total accumulated legal reserve, and only if and to the extent the accumulated legal reserve exceeds 50% of our paid-in capital.

For information on the dividends paid by us in recent years, see “Item 8. Financial Information—Dividends and Dividend Policy” in our 2003 20-F. For information as to ROC taxes on dividends and distributions, see “Taxation—ROC Tax Considerations—Dividends” in this prospectus.

Acquisition of Common Shares by Our Company

With limited exceptions under the ROC Company Law, we are not permitted to acquire our common shares.

In addition, pursuant to the Securities and Exchange Law, we may, by a board resolution adopted by majority consent at a meeting with two-thirds of our directors present, purchase our shares on the Taiwan Stock Exchange or by a tender offer, in accordance with the procedures prescribed by the ROC Securities and Futures Commission, for the following purposes:

•	to transfer shares to our employees;

•	to facilitate conversion arising from bonds with warrants, preferred shares with warrants, convertible bonds, convertible preferred shares or certificates of warrants issued by our company into shares; and

•	if necessary, to maintain our credit and our shareholders’ equity; provided that the shares so purchased shall be cancelled thereafter.

In respect of the third bullet point, shares so purchased shall be canceled thereafter.

We are not allowed to purchase more than 10% of our aggregate issued and outstanding shares. In addition, we may not spend more than the aggregate amount of our retained earnings, the premium from issuing stock and the realized portion of the capital reserve to purchase our shares.

We may not pledge or hypothecate any purchased shares. In addition, we may not exercise any shareholders’ rights attaching to such shares. In the event that we purchase our shares on the Taiwan Stock Exchange or through a tender offer, our affiliates, directors, supervisors, officers and their respective spouses and minor children and/or nominees are prohibited from selling any of our shares during the period in which we purchase our shares.

According to the ROC Company Law, as amended and effective from November 14, 2001, an entity in which our company directly or indirectly owns more than 50% of the voting shares or paid-in capital, which is referred to as a controlled entity, may not purchase our shares. Also, if our company and a controlled entity jointly own, directly or indirectly, more than 50% of the voting shares or paid-in capital of another entity, which is referred to as a third entity, the third entity may not purchase shares in either our company or a controlled entity. This restriction does not, however, affect any of our shares acquired by a controlled entity or a third entity prior to November 14, 2001.

On October 14, 2002, our board of directors approved a buyback program for market repurchases of up to 10 million shares during the period between October 15, 2002 and December 14, 2002 at the target purchase price of between NT$15 and NT$20 per share, with a view to transferring these shares to our employees. We did not make any repurchases under this buyback program. On December 16, 2002, our board of directors approved another buyback program for market repurchases of up to 20 million shares during the period between December 17, 2002 and February 16, 2003 at the target price of between NT$17.5 and NT$23.5 per share for the same purpose. We repurchased an aggregate of 12 million shares at an average purchase price of NT$20.9 per share, or an aggregate purchase price of NT$250.8 million, under this buyback program.

Liquidation Rights

In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses, taxes and distributions to holders of preferred shares, if any, will be distributed pro rata to our shareholders in accordance with the ROC Company Law.

Rights to Bring Shareholder Suits

Under the ROC Company Law, a shareholder may bring suit against us in the following events:

•	Within 30 days from the date on which a shareholders’ resolution is adopted, a shareholder may file a lawsuit to annul a shareholders’ resolution if the procedure for convening a shareholders’ meeting or the method of resolution violates any law or regulation or our articles of incorporation.

•	If the substance of a resolution adopted at a shareholders’ meeting contradicts any applicable law or regulation or our articles of incorporation, a shareholder may bring a suit to determine the validity of such resolution.

Shareholders may bring suit against our directors and supervisors under the following circumstances:

•	Shareholders who have continuously held 3% or more of the total number of issued and outstanding common shares for a period of one year or longer may request in writing that a supervisor institute an action against a director on our behalf. In case the supervisor fails to institute an action within 30 days after receiving such request, the shareholders may institute an action on our behalf. In the event that shareholders institute an action, a court may, upon motion of the defendant, order such shareholders to furnish appropriate security.

•	In the event that any director, supervisor, officer or shareholder who holds more than 10% of our issued and outstanding common shares and their respective spouse and minor children and/or nominees sells common shares within six months after the acquisition of such common shares, or repurchases the common shares within six months after the sale, we may make a claim for recovery of any profits realized from the sale and purchase. If our board of directors or our supervisors fail to make a claim for recovery, any shareholder may request that our board of directors or our supervisors exercise the right of claim within 30 days. In the event our directors or our supervisors fail to exercise such right during such 30-day period, such requesting shareholder will have the right to make a claim for such recovery on our behalf. Our directors and supervisors will be jointly and severally liable for damages suffered by us as a result of their failure to exercise the right of claim.

Financial Statements

For a period of at least ten days before our annual shareholders’ meeting, we must make available our annual financial statements at our principal offices in Hsinchu, Taiwan and our share register in Taipei, for inspection by our shareholders.

Transfer Restrictions

Our directors, supervisors, officers and shareholders holding more than 10% of our issued and outstanding common shares and their respective spouse and minor children and/or nominees, which we refer to as insiders, are required to report any changes in their shareholding to us on a monthly basis. No insider is permitted to sell common shares on the Taiwan Stock Exchange for six months from the date on which the relevant person becomes an insider. In addition, the number of common shares that insiders can sell or transfer on the Taiwan Stock Exchange on a daily basis is limited by ROC law. Furthermore, insiders may sell or transfer our common shares on the Taiwan Stock Exchange only after reporting to the ROC Securities and Futures Commission at least three days before the transfer, provided that such reporting is not required if the number of common shares transferred does not exceed 10,000.

Other Rights of Shareholders

Under the ROC Company Law, dissenting shareholders are entitled to appraisal rights in the event of a spin-off, a merger or various other major corporate actions. Dissenting shareholders may request us to redeem their common shares at a fair price to be determined by mutual agreement. If no agreement can be reached, the valuation will be determined by court order. Dissenting shareholders may exercise their appraisal rights by notifying us before the related shareholders’ meeting or by raising and registering their dissent at the shareholders’ meeting.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is SinoPac Securities Corporation, 3rd Floor, 53, Po Ai Road, Taipei, Taiwan; telephone number: 886-2-2381 6288. The transfer agent and registrar for our ADS is Citibank, N.A., 111, Wall Street, 20th Floor, New York, New York 10043, USA; telephone number: 1-877-248-4237.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

The following summary describes certain material terms of the ADSs and certain material rights of an owner of ADSs and is qualified in its entirety by the deposit agreement.

Citibank, N.A. is the depositary for the American depositary shares. Citibank’s depositary offices are located at 111 Wall Street, New York, New York 10043. American depositary shares are frequently referred to as “ADSs” and represent ownership interests in our common shares that are on deposit with the depositary. ADSs are normally represented by certificates that are commonly known as “American depositary receipts” or “ADRs”. The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A., Taipei Branch, located at B1, No. 16, Nan King E. Road, Section 4, Taipei, Taiwan, ROC.

We have appointed Citibank as depositary pursuant to a deposit agreement, dated May 29, 2002 entered into among us, Citibank and the holders and beneficial owners of our ADSs. We filed a copy of the deposit agreement as an exhibit to our annual report on Form 20-F for the year ended December 31, 2002 filed with the SEC on June 30, 2003, or our 2002 20-F. You may obtain a copy of our 2002 20-F that includes a copy of the deposit agreement from the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and from the SEC’s web site of www.sec.gov.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder’s rights and obligations as an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. Statements printed in italics in this description are provided for your information and either reflect the current state of ROC law or are not contained in the deposit agreement.

Each ADS represents the right to receive ten common shares on deposit with the custodian. An ADS will also represent the right to receive any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound by its terms and by the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary. As an ADS holder, you appoint the depositary (or its nominee) to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of common shares will continue to be governed by the laws of the ROC, which may be different from the laws in the United States. In addition, we note that ROC laws and regulations may restrict the deposit and withdrawal of our common shares in or from our ADS facility. Under ROC laws and regulations, as currently in effect, shares may be accepted for deposit and ADSs may be issued under the terms of the deposit agreement only in the following circumstances:

(1)	upon obtaining regulatory approval from the ROC Securities and Futures Commission;

(2)	upon the issuance of a dividend or a free distribution of shares to existing shareholders;

(3)	upon the exercise by existing shareholders of their preemptive rights in connection with capital increases for cash; and

(4)	as permitted under the deposit agreement and the custodian agreement, the purchase directly by a person or through the depositary of shares on the Taiwan Stock Exchange for the deposit, or the deposit of the shares held by the depositing shareholders, in our ADS facility, provided that the total number of ADSs outstanding after an issuance described in this clause (4) does not exceed the number of ADSs issued and previously approved by the ROC Securities and Futures Commission for deposit plus any ADSs created under clauses (2) and (3) described above.

Under current ROC law, issuances of ADSs under clause (4) above will be permitted only to the extent that previously issued ADSs have been cancelled.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name or through a brokerage or safekeeping account. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as an ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have chosen to own the ADSs directly by means of an ADR registered in your name and, as such, we will refer to you as the “holder”. When we refer to “you”, we assume the reader owns ADSs and will own ADSs at the relevant time. This summary description also assumes that the owner of ADSs is neither a citizen of the People’s Republic of China nor an entity organized in the People’s Republic of China, which is subject to special ROC laws, rules and regulations.

Temporary ADSs

Under the terms of the deposit agreement, the depositary may issue ADSs representing (1) certificates of payment that represent the right to receive our newly-issued common shares, and/or (2) common shares deposited, if any, by us or our shareholders.

On the closing date, we will initially deliver to the custodian for the depositary a certificate of payment evidencing the irrevocable right to receive the common shares offered by us in connection with this offering. On the second ROC business day following the closing date, we will apply to the Taiwan Stock Exchange for listing of the common shares underlying the ADSs to be sold by us in this offering. The certificate of payment will be replaced on the fifth ROC business day following the closing date by common shares delivered to the account of the depositary’s nominee with the custodian for the ADS facility through the book-entry system maintained by the the TSCD. The common shares will be listed and traded on the Taiwan Stock Exchange on the fifth ROC business day after the closing date. When the common shares in book-entry form replace the certificate of payment, DTC will be instructed to exchange the temporary ADSs initially issued in this offering for ADSs that are fully fungible with the existing ADSs. This process is expected to be completed within two New York business days after the depositary receives notice that the common shares in book-entry form have been received by the custodian for the ADS facility. As a result, for a period of approximately seven business days following the closing date, holders of ADSs offered in this offering will not be able to withdraw the underlying common shares from our ADS facility. Until the expiration of the seven business day period discussed above, we expect the ADSs offered in this offering to trade on the New York Stock Exchange under the temporary symbol “AUO Pr”.

Temporary ADSs may be traded in the U.S. market at any time after the closing date of the offering. Temporary ADSs representing certificates of payment or shares in book-entry form will be treated as ADSs issued under the terms of the deposit agreement, except that:

•	Temporary ADSs may not be withdrawn from the ADS facility;

•	Temporary ADSs may not be exchanged for physical share certificates until we issue and deliver the physical share certificate to the TSCD;

•	Temporary ADSs will only be issued in book-entry form through DTC;

•	Temporary ADSs are not eligible for pre-cancellation sales or pre-release transactions; and

•	distributions made on temporary ADSs shall be made only on the basis of distributions received for certificates of payment or shares in book-entry form held by the depositary.

Under the ROC Securities and Exchange Law and applicable regulations, we are required to issue and deliver the physical share certificates representing the common shares represented by the ADSs offered by us in this offering to the TSCD within 30 days after receiving approval from the relevant government authority of the amendment to our corporate registration. We are required under the ROC Company Law to file an amendment to our corporate registration in connection with the issuance of common shares represented by the ADSs offered by us in this offering within 15 days after the closing date for this offering. From and after the fifth ROC business day following the closing date for this offering until the amendment to our corporate registration has been completed and the physical share certificates have been issued and delivered to the TSCD, the ADSs offered by us in this offering will represent the common shares in book-entry form.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. You will receive these distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. These practical considerations and legal limitations include situations such as where the value of common shares or rights to be distributed is too low to justify the expense of making the distribution, as well as the inability to distribute rights or other securities to holders of ADSs in a jurisdiction where such distribution would require registration of the securities to be distributed.

Because we expect that the record date for the payment of dividends in respect of the year ended December 31, 2003 will be prior to the issuance of the ADSs offered in this offering, holders of ADSs sold in this offering will not be entitled to dividends in respect of the year ended December 31, 2003.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will notify the depositary and deposit the funds with the custodian. Upon receipt of such notice and of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to any restrictions imposed by ROC laws and regulations.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to you will be net of the fees, expenses, taxes and governmental charges payable by you under the terms of the deposit agreement. Upon receipt of approval from the Central Bank of China, if any, the depositary will apply the same method for distributing the proceeds of the sale of any property, such as undistributed rights, held by the custodian in respect of securities on deposit.

Distributions of Shares

Whenever we make a free distribution of our common shares for the securities on deposit with the custodian, we will notify the depositary and deposit the applicable number of common shares with the custodian. Upon receipt of notice of such deposit, the depositary will either distribute to you new

ADSs representing the common shares deposited or modify the ADS-to-shares ratio, in which case each ADS you hold will represent rights and interests in the additional common shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-common shares ratio upon a distribution of common shares will be made net of the fees, expenses, taxes and governmental charges payable by you under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new common shares so distributed.

The depositary will not make any such distribution of new ADSs if it would violate a law, including the U.S. securities laws, or if the distribution is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the common shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash. In addition, if the number of common shares is not a whole number, the depositary will use its best efforts to sell the fractional common shares and distribute the proceeds to you as a cash distribution.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional common shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to you. If registration under the Securities Act or other applicable law is required, the depositary will not offer you the rights unless a registration statement covering the distribution of the rights and the underlying securities to all our ADS holders is effective. We are under no obligation to file a registration statement for any of these rights or underlying securities or to endeavor to cause a registration statement to be declared effective.

The depositary will establish procedures to distribute rights to purchase additional ADSs to you and to enable you to exercise those rights if it is lawful and reasonably practicable to make the rights available to you and if we provide all of the documentation contemplated in the deposit agreement, such as opinions to address the lawfulness of the transaction. You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new common shares other than in the form of ADSs. The depositary may not establish these procedures if it is unable to obtain the necessary Central Bank of China approval or if it does not believe such approval is likely to be obtained.

The depositary will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	we fail to deliver satisfactory documents to the depositary; or

•	it is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. If the Central Bank of China approves, the proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse, in which case you will receive no value for the rights.

Elective Distributions

To the extent permitted by applicable ROC law, whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional common shares, we will give prior notice of such distribution to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in the ROC would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, common shares or rights to purchase additional common shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to you in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by you under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	we do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•	we do not deliver satisfactory documents to the depositary; or

•	the depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Changes Affecting Common Shares

Our common shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of our common shares, or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged for our common shares held on deposit. The depositary may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs Upon Deposit of Common Shares

The depositary may create ADSs on your behalf if you or your broker deposit our common shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of our common shares to the custodian.

For additional deposits, the depositary must receive written certification as provided in the deposit agreement. No common shares may be deposited in the ADS facility, however, without the approval of the ROC Securities and Futures Commission and no ADSs representing those shares may be issued against the deposit of the shares unless the common shares are:

(1)	dividends on our common shares;

(2)	free distributions of our common shares;

(3)	issued upon your exercise of preemptive rights in the event of capital increases for cash; or

(4)	purchased by you directly, or through the depositary, on the Taiwan Stock Exchange for deposit, or delivered by you for deposit into our ADS facility in accordance with the terms of the deposit agreement. The depositary may issue ADSs against the deposit of those common shares only if the total number of ADSs outstanding following an issuance described in this clause (4) will not exceed the number of ADSs issued and previously approved by the ROC Securities and Futures Commission, plus any ADSs created under clauses (1), (2) and (3) above. Under current ROC law, issuance of ADSs under this clause (4) will be permitted only to the extent that previously issued ADSs have been cancelled.

The depositary will refuse to accept our common shares for deposit whenever we have notified the depositary that we have restricted the transfer of those common shares to comply with ownership restrictions, if any, under the laws of the ROC.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that our common shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of our common shares, you will be responsible for transferring good and valid title to the depositary. Therefore, you will be deemed to represent and warrant that:

•	our common shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

•	all preemptive and similar rights, if any, with respect to such common shares have been validly waived or exercised;

•	you are duly authorized to deposit our common shares;

•	our common shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” as defined in the deposit agreement; and

•	our common shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties is incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split-Up of ADRs

As an ADS holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADS holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Common Shares Upon Cancellation of ADSs

As a holder, subject to the following, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying common shares through the book-entry system maintained by the TSCD. In order to withdraw our common shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes, if any, payable upon the transfer of our common shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

Subject to the withdrawal of deposited property being permitted under ROC law and regulations, until the common shares in book-entry form replace the certificate of payment and DTC exchanges the temporary ADSs initially issued in this offering for ADSs which are fully fungible with existing ADSs, you will not be able to cancel the ADSs issued in this offering and withdraw the underlying common shares. Delivery of common shares upon withdrawal will only be made through the book-entry system maintained by the TSCD. No physical share certificates will be delivered by the custodian to the holders upon withdrawal. Requests for exchange of such common shares in book-entry form for common shares in physical form may be made only through a broker or custodian which is a participant in the TSCD and in accordance with and subject to the requirements and procedures of the TSCD. Your ability to withdraw the common shares may be limited by U.S. and ROC law considerations applicable at the time of withdrawal.

Under current ROC law, if you are a non-ROC person other than a PRC person and elect to withdraw and hold underlying common shares from a depositary receipt facility, you will be required to obtain the foreign investor investment identification, a Foreign Investor Investment l.D., issued pursuant to the ROC Regulations Governing Securities Investment by Overseas Chinese and Foreign Nationals, or Investment Regulations, and, if required, approval from the Central Bank of China. You will also be required to appoint an eligible agent in the ROC to open a securities trading account, a TSCD account and a bank account, to pay ROC taxes, remit funds, exercise shareholders’ rights and perform such other functions as you may designate upon such withdrawal. We refer to the securities trading account, the TSCD account and the bank account collectively as the Accounts. In addition, you will be required to appoint a custodian bank to hold the securities in safekeeping, make confirmation and settle trades and report all relevant information. Without obtaining the Foreign Investor Investment

I.D. (and, if required, Central Bank of China approval) issued pursuant to the Investment Regulations and opening such Accounts, the non-ROC withdrawing owner would be unable to hold or subsequently sell the underlying shares withdrawn from the depositary receipt facility on the Taiwan Stock Exchange or otherwise. These laws may change from time to time. We cannot assure you that current ROC law will remain in effect or that future changes in ROC law will not adversely affect your ability to withdraw our common shares from our ADS facility.

Non-ROC holders of ADSs withdrawing common shares represented by ADSs are also required under current ROC law and regulations to appoint an agent in the ROC for filing tax returns and making tax payments. This agent must meet certain qualifications set by the ROC Ministry of Finance and, upon appointment, becomes a guarantor of such withdrawing owner’s ROC tax obligations. Subject to certain limited exceptions, evidence of the appointment of this agent and the approval of the appointment by the ROC tax authorities may be required as conditions to the withdrawing owner’s repatriation of profits. We cannot assure you that a withdrawing owner will be able to appoint and obtain approval for an agent in a timely manner.

Delivery of common shares withdrawn from our ADS facility will only be made through the book-entry system maintained by the TSCD. No physical share certificates will be delivered to the holders upon withdrawal. Thus, a book-entry account number of the TSCD maintained by the withdrawing holder or the recipient of withdrawn common shares must be specified in the request form for withdrawal. The depositary will deem any withdrawal request that does not include an account number of the TSCD incomplete and will not accept such request for withdrawal. A non-ROC person will be able to open a TSCD book-entry account if such non-ROC person has obtained the Foreign Investor Investment l.D. issued pursuant to the Investment Regulations and, if required, approval from the Central Bank of China.

We have reporting obligations under ROC law in respect of our ADS facility. In order to enable us to gather the information necessary for these reporting obligations, you will be asked to complete and sign a certification upon withdrawal of common shares from our ADS facility. In this certification you will be asked to disclose, among other information, the Foreign Investor Investment l.D. issued pursuant to the Investment Regulations (if such person is a non-ROC person), the name, nationality and identity number (if such person is a ROC citizen) of any person who will become shareholder upon withdrawal, the number of common shares to be received upon such withdrawal and the aggregate number of common shares such person has received upon all withdrawals since the establishment of our ADS facility and whether certain affiliations exist between the recipient of withdrawn common shares and us. The depositary will refuse to release shares to you until you deliver a completed and signed certification to depositary.

If you or someone on your behalf plans to withdraw common shares from our ADS facility, you would be the recipient of such common shares and (1) you are a related party to us, as defined in the ROC Statement of Financial Accounting Standards No. 6, or (2) you hold more than 10% of the common shares previously deposited in our ADS facility, your withdrawal will be subject to ROC governmental disclosure and reporting requirements.

Upon cancellation of ADSs and upon payment of all fees and expenses of the depositary and any taxes or other governmental charges, you may request the depositary to sell or cause to be sold the common shares underlying your ADSs on your behalf. The depositary may require you to enter into a separate agreement to arrange the sale. These sales will be conducted through a securities company in Taiwan on the Taiwan Stock Exchange. You assume the risk and expense of any such sale.

If you hold an ADR registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of our common shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. If the common shares are withdrawn from our ADS facility, the holder of the ADSs will be required to provide information to enable our compliance with our obligations under ROC laws and regulations including a certification of the following:

•	your name;

•	the name and nationality (and the identity number, if such person is a ROC citizen) of any person who will become the shareholder upon withdrawal and the Foreign Investor Investment I.D. issued under the Investment Regulations (if such person is a non-ROC person);

•	the book-entry account number at the TSCD and account name of the person who will receive the common shares upon such withdrawal;

•	the number of common shares such person will receive upon such withdrawal;

•	the aggregate number of common shares such person has received upon all withdrawals since the establishment of our ADS facility;

•	any other information that we or the depositary may deem necessary or desirable to comply with any ROC disclosure or reporting requirements; and

•	if the presenter is a broker-dealer, the owner of the account for which he is acting has confirmed the accuracy of the above representations.

Please keep in mind that the depositary will only accept for cancellation ADSs that represent a whole number of securities on deposit. If you surrender a number of ADSs for withdrawal representing other than a whole number of common shares, the depositary will either return the number of ADSs representing any remaining fractional common shares or sell the common shares represented by the ADSs you surrendered and remit the net proceeds of that sale to you as in the case of a distribution in cash. Common shares sold in lots other than integral multiples of 1,000 may realize a lower price on the Taiwan Stock Exchange.

Under current ROC law, regulation and policy, PRC persons are not allowed to withdraw and hold our common shares from our ADS facility or to register as our shareholders. Under current ROC law, “PRC person” means an individual holding a passport issued by the PRC, a resident of any area of China under the effective control or jurisdiction of the PRC (but not including the Hong Kong and Macau Special Administrative Regions), and any agency or instrumentality of the PRC and any corporation, partnership or other entity organized under the laws of any such area or controlled or beneficially owned by any such individual, resident, agency or instrumentality.

You will have the right to withdraw our common shares represented by your ADSs at any time except for:

•	temporary delays that may arise because (1) the transfer books for our common shares or ADSs are closed, or (2) our common shares are immobilized on account of a shareholders’ meeting or a payment of dividends;

•	obligations to pay fees, taxes and similar charges; and

•	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

Voting Rights

You may direct the exercise of voting rights regarding the shares represented by the ADSs only pursuant to the deposit agreement. See “Risk Factors—Risk Related to our ADSs and our Trading Market—ADS holders will not have the same voting rights as our shareholders, which may affect the value of the ADSs” in this prospectus. Except as described below, you will not be able to exercise voting rights attaching to our shares on an individual basis. According to the ROC Company Law, a shareholder’s voting rights must, as to all matters brought to a vote of shareholders, other than the election of directors and/or supervisors, be exercised as to all common shares held by the shareholder in the same manner. Accordingly, the voting rights of the common shares represented by ADSs must be exercised collectively in the same manner, except in the case of an election of directors and/or supervisors which may be conducted by means of cumulative voting or other mechanisms adopted in our articles of incorporation. Pursuant to ROC Company Law and our articles of incorporation, the election of directors and/or supervisors is by means of cumulative voting.

By accepting and continuing to hold ADSs or any interest in the ADSs, you will authorize and direct the depositary to appoint our chairman or his designee as his representative to exercise the voting rights attaching to the common shares represented by the ADSs.

Once notified of a shareholders’ meeting, the depositary will, subject to the terms of the deposit agreement, fix a record date for determining the owners entitled to receive information about this meeting. The depositary will mail to you:

•	the notice of the meeting sent by us; and

•	a statement that you will be entitled to instruct the depositary or its nominee as to the exercise of the voting rights.

If the depositary timely receives voting instructions from holders of at least 51% of the outstanding ADSs to vote in the same manner on a resolution, including election of directors and/or supervisors, the depositary will cause all of the common shares underlying your ADSs to be voted in the manner instructed. If, for any reason other than our failure to provide timely notice to the depositary of a shareholders’ meeting, the depositary does not receive timely instructions from holders of at least 51% of all ADSs outstanding to vote in the same manner on a resolution, including a resolution for the election of directors and/or supervisors, the holders of all ADSs outstanding shall be deemed, subject to our satisfying the applicable requirements of the deposit agreement, to have instructed the depositary to authorize the chairman of our board of directors, or his designee, to vote the common shares on deposit in respect of their ADSs in his discretion, which may not be in the interest of the holders of ADSs.

You will not be able to exercise cumulative voting rights on an individual basis in the elections of directors and/or supervisors under the deposit agreement. Instead, the depositary will exercise the cumulative voting rights on behalf of all ADS holders. This means that if at least 51% of the votes represented by outstanding ADSs are cast for a particular director or supervisor for a particular open position in an election, the depositary shall, subject to the terms of the deposit agreement, cause all of the common shares underlying the outstanding ADSs to be voted in favor of the director or supervisor. If less than 51% of all votes represented by outstanding ADSs are cast for a particular director or supervisor for a particular position, the depositary shall, subject to the terms of the deposit agreement, authorize the chairman of our board of directors, or his designee, to vote all the common shares on deposit in his or her discretion.

To the extent practicable, candidates standing for election as representatives of a shareholder that is a legal entity may be replaced by such shareholder before the meeting of shareholders, and the votes cast by the holders for these candidates will be counted as votes for their replacements.

By accepting and continuing to hold ADSs or any interest therein, you will be deemed to have agreed to the voting provisions set forth in the deposit agreement, as such provisions may be amended from time to time to comply with applicable ROC law.

There can be no assurance that you will receive notice of shareholders’ meetings sufficiently prior to the date established by the depositary for receipt of instructions to enable you to give timely voting instructions.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary:

Service	Fees
Issuance of ADSs	Up to US$0.05 per ADS issued

Cancellation of ADSs	Up to US$0.05 per ADS canceled

Exercise of rights to purchase additional ADSs	Up to US$0.05 per ADS issued

Distribution of cash dividends	No fee (so long as prohibited by NYSE)

Distribution of ADSs pursuant to stock dividend or other free stock distributions	No fee (so long as prohibited by NYSE)

Distributions of cash proceeds (upon sale of rights or other entitlements)	Up to US$0.02 per ADS held

As an ADS holder, you will also be responsible for paying certain fees and expenses incurred by the depositary, and certain taxes and governmental charges, such as:

•	fees charged by the registrar and transfer agent for the transfer and registration of shares;

•	fees charged upon deposit and withdrawal of our shares;

•	expenses incurred for converting foreign currency into U.S. dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	taxes and duties upon the transfer of securities (i.e., when shares are deposited or withdrawn from deposit);

•	fees and expenses incurred by the depositary because of exchange controls or other regulatory requirements; and

•	fees and expenses incurred by the depositary in delivering deposited securities.

The depositary will not charge a fee for the distribution of cash dividends or ADSs pursuant to stock dividends, as long as this is prohibited by the stock exchange upon which the ADSs are traded. The New York Stock Exchange, where our ADSs are listed, currently prohibits the depositary from charging any fees for this distribution. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of the changes.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake in the deposit agreement to give holders 30 days’ prior notice of any modifications that would impose or increase any fees or materially prejudice any of your substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the common shares represented by your ADSs, except as required by law.

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to you at least 30 days before termination.

Upon termination, the following will occur under the deposit agreement:

•	For a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the shares represented by your ADSs and the delivery of all other property held by the depositary in respect of those common shares on the same terms as prior to the termination. During such six-month period, the depositary will continue to collect all distributions received on the shares on deposit, including dividends, but will not distribute any such property to you until you request the cancellation of your ADSs.

•	After the expiration of such six-month period, the depositary may sell the securities held on deposit. The depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other ADS holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in The City of New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you, including the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•	The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it has acted in good faith and in accordance with the terms of the deposit agreement.

•

The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in our shares, for the validity or worth of the shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	We and the depositary disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our articles of incorporation, any provision of any securities on deposit or by reason of any act of God, terrorism or war or other circumstances beyond our control.

•	We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement, in our articles of incorporation or in any provisions of securities on deposit.

•	We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting our shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary also disclaim liability for your inability to benefit from any distribution, offering, right or other benefit which is made available to other holders of shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

The depositary may, in certain circumstances, to the extent permitted by applicable laws and regulations, issue ADSs before receiving a deposit of our common shares. These transactions are commonly referred to as “pre-release transactions.” The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on these transactions, which include conditions related to the need to receive collateral, the type of collateral required, and the representations required from brokers. The depositary may retain the compensation received from the pre-release transactions.

ROC law currently prohibits the issuance of ADSs prior to receipt of our common shares.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by you and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs, or to release securities on deposit, until all taxes and charges are paid by you. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements. If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to you for whom the conversion and distribution is lawful and practical;

•	distribute the foreign currency to you for whom the distribution is lawful and practical; and

•	hold the foreign currency, without liability for interest, for the applicable holders.

Under ROC laws and regulations relating to foreign exchange control, a depositary may, without obtaining further approvals from the Central Bank of China or any other governmental authority or agency of the ROC, convert NT dollars into other currencies, including U.S. dollars, in connection with the following:

•	proceeds of the sale of shares represented by depositary receipts;

•	proceeds of the sale of shares received as stock dividends and deposited into the ADS facility; and

•	any cash dividends or cash distributions received.

In addition, a depositary, without governmental approval, may also convert incoming payments into NT dollars for (1) purchases of underlying shares for deposit into the ADS facility against the creation of additional depositary receipts or (2) subscription payments for rights offerings through us.

The depositary may be required to obtain foreign exchange approval from the Central Bank of China on a payment-by-payment basis for conversion from NT dollars into foreign currencies of the proceeds from the sale of subscription rights for new common shares. Although we expect that the Central Bank of China will grant this approval as a routine matter, we cannot assure you that in the future any approval will be obtained in a timely manner, or at all.

Under current ROC law, subject to obtaining the Foreign Investor Investment I.D. and, if required, approval from the Central Bank of China, a non-ROC holder, may, without obtaining further foreign-exchange approval from the Central Bank of China, convert NT dollars into other currencies, including U.S. dollars, upon receipt of (1) the proceeds of the sale of any underlying common shares withdrawn from the depositary receipt facility or received as a stock dividend received upon the common shares and (2) any cash dividends or distribution paid upon the shares.

The non-ROC holder may be required to obtain foreign exchange approval from the Central Bank of China on a payment-by-payment basis for conversion from NT dollars to foreign currencies of the proceeds from the sale of subscription rights for new shares. Although we expect that Central Bank of China will grant this approval as a routine matter, we cannot assure you that in the future any approval will be obtained in a timely manner, or at all.

The Custodian

The depositary has agreed with the custodian that the custodian will receive and hold the deposited securities for the account of the depositary’s nominee in accordance with the deposit agreement. If the custodian resigns or is discharged from its duties under the deposit agreement, the depositary will promptly appoint a successor custodian in the ROC. The resigning or discharged custodian will deliver the deposited securities and related records to the custodian designated by the depositary. The depositary may also appoint an additional custodian for any deposited securities. The depositary will immediately give you and us written notice of these changes. If the depositary resigns or is discharged from its duties under the deposit agreement, the custodian will continue to act as custodian and will be obligated to comply with the direction of the successor depositary.

Governing Law

The deposit agreement is governed by the laws of the State of New York. We and the depositary have agreed that the federal or state courts in The City of New York shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute between us that may arise out of or in connection with the deposit agreement. We also submitted to the jurisdiction of these courts, and we have appointed an agent for service of process in The City of New York.

COMMON SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, the ADSs sold in this offering, assuming no exercise of the underwriters’ overallotment option, will be freely tradeable within the United States without restriction or further registration under the Securities Act by persons other than us or our “affiliates” as the term is defined in Rule 144 under the Securities Act. We may in the future issue additional ADSs if we receive the approval of the ROC Securities and Futures Commission for the issuance of the additional ADSs, or without any approval of the ROC Securities and Futures Commission, if the deposit of our shares is made into our ADS facility when:

(1)	we pay stock dividends on our shares;

(2)	we make free distributions of shares;

(3)	you exercise preemptive rights in the event of capital increases for cash. The depositary will not offer you those rights unless both the distribution of the rights and the underlying shares to all our ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act; or

(4)	you purchase our shares, directly or through the depositary, on the Taiwan Stock Exchange for deposit, or deliver the shares to the custodian for deposit, in our ADS facility. The depositary may issue ADSs against the deposit of those shares only if the total number of ADSs outstanding following the deposit does not exceed the number of ADSs issued and previously approved by the Securities and Futures Commission, plus any ADSs created under clauses (1), (2) or (3) above.

Under current ROC law, issuances of ADSs under clause (4) will be permitted only to the extent that previously issued ADSs have been cancelled.

Our outstanding share capital is freely tradeable on the Taiwan Stock Exchange, with the exception of 12,000,000 shares of our treasury shares and 63,549,363 shares which are subject to lock-up limitations imposed on directors and supervisors by the Taiwan Stock Exchange.

In general, under Rule 144 as currently in effect, if one year has elapsed since the later of the date of acquisition of restricted securities from an issuer or any affiliate of the issuer, the purchaser or subsequent holder of such securities is entitled to sell within any three-month period a number of the securities that does not exceed the greater of 1% of the securities then outstanding or the average weekly trading volume of the securities on all national exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the date on which notice of the sale is filed with the U.S. Securities and Exchange Commission, or the SEC. Sales under Rule 144 are also subject to manner of sale restrictions, notice requirements and the availability of current public information about the issuer. If two years have elapsed since the later of the date of acquisition of restricted securities from an issuer or from any affiliate of the issuer, and the purchaser or subsequent holder thereof is deemed not to have been an affiliate of the issuer at any time during the 90 days preceding a sale, such person would be entitled to sell such securities in the public market under Rule 144(k) without regard to the volume limitations, manner of sale restrictions, notice requirements or public information requirements.

We have agreed, for a period of 90 days from the date of this prospectus, and each of Kuen-Yao (K.Y.) Lee, Hsuan Bin (H.B.) Chen, Po-Yen Lu, Hui Hsiung, Max Cheng and BenQ have agreed, for a period of 90 days from the date of this prospectus, that none of us will, without the prior written consent of Goldman Sachs International, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any common shares or ADSs or any securities that are substantially similar to the common shares or ADSs, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, common shares or ADSs or any such substantially similar securities (in each case other than securities issuable upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date hereof), except for (i) ADSs and common shares represented thereby being sold hereunder, (ii) common shares to be issued by us pursuant to any stock dividend approved by shareholders prior to the date hereof, (iii) common shares granted or issued pursuant to our employee stock option or bonus plans and (iv) up to 12,000,000 common shares held in treasury on the date hereof. Furthermore, when this 90-day period expires, we and the other parties subject to these restrictions will be able to sell our common shares in the public market.

We are not aware of any plans by any major shareholders to dispose of significant amounts of common shares. We cannot assure you, however, that our shareholders will not dispose of a significant amount of common shares. We also cannot predict the effect on the market price of ADSs or shares of future sales of ADSs or common shares. Sales of a significant number of ADSs or common shares in the public market, or the perception that such sales may occur, could decrease the market price of our ADSs or common shares.

TAXATION

ROC Tax Considerations

The following summarizes the principal ROC tax consequences of owning and disposing of ADSs and common shares if you are not a resident of Taiwan. You will be considered a non-resident of Taiwan for the purposes of this section if:

•	you are an individual and you are not physically present in Taiwan for 183 days or more during any calendar year; or

•	you are an entity and you are organized under the laws of a jurisdiction other than Taiwan and have no fixed place of business or other permanent establishment in Taiwan.

You should consult your own tax advisors concerning the tax consequences of owning our ADSs or common shares in Taiwan and any other relevant taxing jurisdiction to which you are subject.

Dividends

Dividends, whether in cash or common shares, declared by us out of retained earnings and paid out to a holder that is not a Taiwan resident in respect of common shares represented by ADSs or common shares are subject to ROC withholding tax. The current rate of withholding for non-residents is 20% of the amount of the distribution, in the case of cash dividends, or of the par value of the shares distributed, in the case of stock dividends. As discussed below in “Retained Earnings Tax,” our after-tax earnings will be subject to an undistributed retained earnings tax. To the extent dividends are paid out of retained earnings that have been subject to the retained earnings tax, the amount of such tax will be used by us to offset the withholding tax liability on such dividend. Consequently, the effective rate of withholding on dividends paid out of retained earnings previously subject to the retained earnings tax will be less than 20%. There is no withholding tax with respect to stock dividends declared out of our capital reserves.

Capital Gains

Gains realized on ROC securities transactions in Taiwan are currently exempt from ROC income tax. In addition, transfers of ADSs by non-resident holders are not regarded as sales of ROC securities and, as a result, any gains on such transactions are currently not subject to ROC income tax.

Securities Transaction Tax

The ROC government imposes a securities transaction tax that will apply to sales of shares, but not to sales of ADSs. The transaction tax is payable by the seller for the sale of shares and is equal to 0.3% of the sales proceeds.

Estate and Gift Tax

ROC estate tax is payable on any property within the ROC of a deceased individual, and ROC gift tax is payable on any property within the ROC donated by any individual. Estate tax is currently payable at rates ranging from 2% of the first NT$600,000 to 50% of amounts over NT$100,000,000. Gift tax is payable at rates ranging from 4% of the first NT$600,000 to 50% of amounts over NT$45,000,000. Under ROC estate and gift tax laws, shares issued by ROC companies are deemed located in the ROC regardless of the location of the holder. It is unclear whether or not ADSs will be deemed assets located in the ROC for the purpose of ROC gift and estate taxes.

Preemptive Rights

Distributions of statutory preemptive rights for shares in compliance with the ROC Company Law are not subject to ROC tax. Proceeds derived from sales of statutory preemptive rights evidenced by securities by a non-resident are exempted from income tax, but may be subject to a ROC securities transaction tax, currently at the rate of 0.3% of the gross amount received. Proceeds derived from sales of statutory preemptive rights that are not evidenced by securities are subject to income tax at the rate of:

•	25% of the gains realized for non-Taiwan entities; and

•	35% of the gains realized for non-Taiwan individuals.

We have the sole discretion to determine whether statutory preemptive rights are evidenced by securities or not.

Retained Earnings Tax

Under the ROC Income Tax Laws, we are subject to a 10% retained earnings tax on our after-tax earnings generated after January 1, 1998 that are not distributed in the following year. The retained earnings tax so paid will further reduce the retained earnings available for future distribution. When we declare dividends out of those retained earnings, a maximum amount of up to 10% of the declared dividends will be credited against the 20% withholding tax imposed on the non-resident holders of our ADS or common shares.

Tax Treaty

Taiwan does not have an income tax treaty with the United States. Taiwan has double tax treaties with Indonesia, Singapore, South Africa, Australia, Netherlands, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, Gambia and United Kingdom, which may limit the rate of ROC withholding tax on dividends paid with respect to shares. It is unclear whether, if you hold ADSs, you will be considered to hold shares for the purposes of these treaties. Accordingly, if you may otherwise be entitled to the benefits of an income tax treaty, you should consult your tax advisors concerning your eligibility for the benefits with respect to ADSs.

United States Federal Income Tax Considerations for United States Holders

In the opinion of Davis Polk & Wardwell, the following are the material United States federal income tax consequences of the ownership and disposition of our ADSs to the U.S. Holders described herein. The discussion set forth below applies to beneficial owners of our ADSs that are U.S. Holders (as defined below), hold the ADSs as capital assets and are non-residents of Taiwan as defined under “ROC Tax Considerations” above. You are a “U.S. Holder” if for United States federal income tax purposes you are:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust, the income of which is subject to United States federal income taxation regardless of its source.

This summary is based on current law, which is subject to change, perhaps retroactively. In addition, it is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences). In addition, it does not describe the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a trader in securities if you elect to use a mark-to-market method of accounting for your securities holdings;

•	a financial institution or an insurance company;

•	a tax-exempt organization;

•	a regulated investment company;

•	a real estate investment trust;

•	a partnership or other entity treated as a partnership for United States federal income tax purposes;

•	a person liable for alternative minimum tax;

•	a person holding ADSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	a person owning, or treated as owning, 10% or more of our voting stock; or

•	a U.S. Holder whose “functional currency” is not the U.S. dollar.

If a partnership holds our ADSs, the tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs, you are urged to consult your tax advisor.

You are urged to consult your tax advisor concerning the particular United States federal income tax consequences to you of the ownership and disposition of the ADSs, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

For United States federal income tax purposes, a U.S. Holder who is the beneficial owner of an ADS will generally be treated as the owner of the common shares underlying its ADS. However, the United States Treasury has expressed concerns that parties involved in transactions in which depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Accordingly, the analysis of the creditability of ROC taxes described below could be affected by future actions that may be taken by the United States Treasury. Deposits or withdrawals of shares actually or constructively by U.S. Holders for ADSs will not be subject to United States federal income tax.

We believe, and this discussion assumes, that we are not, and will not become, a passive foreign investment company, as discussed below.

Taxation of Dividends

Distributions you receive on your ADSs, including amounts withheld in respect of ROC withholding taxes, will generally be treated as dividend income to you to the extent the distributions are made from our current or accumulated earnings and profits (as calculated according to United States federal income tax principles). Such income will be includable in your gross income as ordinary income on the day received by the depositary. You will not be entitled to claim a dividends received deduction with respect to distributions you receive from us.

The amount of any dividend paid in NT dollars will equal the U.S. dollar value of the NT dollars you receive, calculated by reference to the exchange rate in effect on the date you receive the dividend, which in the case of an ADS will be the date received by the depositary, regardless of whether the NT dollars are converted into United States dollars. Any gain or loss you realize if you subsequently sell or otherwise dispose of the NT dollars will generally be ordinary income or loss from sources within the United States for foreign tax credit limitation purposes.

Subject to limitations under the Internal Revenue Code, you may be entitled to a credit against your United States federal income taxes for the amount of any ROC taxes that are withheld from dividend distributions made to you. In determining the amounts withheld in respect of ROC taxes, any reduction of the amount withheld on account of a ROC credit in respect of the 10% retained earnings tax imposed on us is not considered a withholding tax and will not be treated as distributed to you or creditable by you against your United States federal income tax. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay will be considered “passive income” or, for certain holders, “financial services income.” The rules governing the foreign tax credit are complex. We therefore urge you to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Subject to applicable limitations that may vary depending upon a holder’s individual circumstances, dividends paid to non-corporate U.S. Holders of our ADSs in taxable years beginning before January 1, 2009 will be taxable at a maximum tax rate of 15%, provided that the ADSs are considered, under current law, “readily tradable on an established securities market in the United States.” We believe that our ADSs, which are listed on the New York Stock Exchange, will currently be readily tradable on an established securities market in the United States. However, there can be no assurance that our ADSs will continue to be readily tradable on an established securities market. Non-corporate U.S. Holders of our ADSs should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

It is possible that pro rata distributions of common shares to all shareholders may be made in a manner that is not subject to United States federal income tax. Such distribution will not give rise to U.S. federal income tax against which the ROC withholding tax imposed on these distributions may be credited. Any ROC tax of this nature will only be creditable against your United States federal income tax liability with respect to income in the “general limitation income” basket and not “passive income” or “financial services income”, subject to applicable limitations and restrictions. The basis of any new ADSs you receive as a result of a pro rata distribution of shares by us will be determined by allocating your basis in the old ADSs between the old ADSs and the new ADSs received, based on their relative fair market values on the date of distribution.

Taxation of Capital Gains

When you sell or otherwise dispose of your ADSs, you will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized for the ADSs and your adjusted tax basis in the ADSs, determined in U.S. dollars. For foreign tax credit limitation purposes, such gain or loss will, subject to exceptions, be treated as United States source. If you are an individual, and the ADSs being sold or otherwise disposed of have been held for more than one year, your gain recognized will be eligible for reduced rates of taxation, depending on your holding period. Your ability to deduct capital losses is subject to limitations.

Passive Foreign Investment Company

We believe that we are not a “passive foreign investment company”, or PFIC, for United States federal income tax purposes, and we do not expect to be a PFIC in the foreseeable future. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, goodwill) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held our shares or ADSs, certain adverse consequences could apply to you.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman Sachs International is the representative of the underwriters. Goldman Sachs International’s address is Peterborough Court, 133 Fleet Street, London, EC4A 2BB, England.

Underwriters	Number of ADSs
Goldman Sachs International

Total	30,000,000

The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.

The underwriters have an option, exercisable prior to the closing date, to buy from us up to an additional 2,500,000 ADSs, solely to cover overallotments, if any. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase the ADSs in approximately the same proportion as set forth in the table above.

The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 2,500,000 additional ADSs.

	No Exercise	Full Exercise
Per ADS	US$	US$
Total	US$	US$

Total underwriting discounts and commissions to be paid to the underwriters represent             % of the total amount of the offering.

ADSs sold by the underwriters to the public will initially be offered at the initial price to the public set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$             per ADS from the initial price to the public. Any such securities dealers may resell any ADSs purchased from the underwriters to certain other brokers or dealers at a discount of up to US$             per ADS from the initial price to the public. If the ADSs are not sold at the initial price to the public, the representative may change the offering price and the other selling terms.

Total expenses for the ADS offering are estimated to be approximately US$1,500,000, including SEC registration fees of US$89,810, NASD filing fees of US$30,500, printing fees of approximately US$30,000, legal fees of approximately US$600,000 and accounting fees of approximately US$500,000. The underwriters have agreed to reimburse us for, or pay on our behalf, a portion of expenses in connection with this offering. All amounts are estimated except for the fees relating to the SEC registration and the NASD filing.

The underwriters are expected to make offers and sales both inside and outside of the United States. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs International is expected to make offers and sales in the U.S. through its selling agent, Goldman, Sachs & Co.

We have agreed, for a period of 90 days from the date of this prospectus, and each of Kuen-Yao (K.Y.) Lee, Hsuan Bin (H.B.) Chen, Po-Yen Lu, Hui Hsiung, Max Cheng and BenQ have agreed, for a period of 90 days from the date of this prospectus, that none of us will, without the prior written consent of Goldman Sachs International, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any common shares or ADSs or any securities that are substantially similar to the common shares or ADSs, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, common shares or ADSs or any such substantially similar securities (in each case other than securities issuable upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date hereof), except for (i) ADSs and common shares represented thereby being sold hereunder, (ii) common shares to be issued by us pursuant to any stock dividend approved by shareholders prior to the date hereof, (iii) common shares granted or issued pursuant to our employee stock option or bonus plans and (iv) up to 12,000,000 common shares held in treasury on the date hereof. Furthermore, when this 90-day period expires, we and the other parties subject to these restrictions will be able to sell our common shares in the public market.

Prior to the expiry of a period of six months from the closing date of the issuance of the ADSs, no ADSs may be offered or sold, as the case may be, to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, as amended, or the Regulations. Any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received in connection with the issue or sale of any ADSs, as the case may be, may only be communicated or caused to be communicated in circumstances in which section 21(1) of the FSMA, does not apply to us. All applicable provisions of the Regulations and of the FSMA with respect to anything done in relation to the ADSs, as the case may be, in, from or otherwise involving the United Kingdom must be complied with.

The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan and may not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any person for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except (1) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and (2) in compliance with any other relevant laws and regulations of Japan.

The ADSs may not be offered or sold, and will not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. No advertisement, invitation or document relating to the ADSs, whether in Hong Kong or elsewhere, may be issued, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the Securities and Futures Act, (2) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

The ADSs may not be, directly or indirectly, offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

The ADSs may not be offered or sold, directly or indirectly, in the ROC.

A prospectus in electronic format may be made available on the websites maintained by the underwriters or one or more securities dealers. The underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an Internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

The outstanding ADSs have been listed on the New York Stock Exchange under the symbol “AUO”. We have applied to list the ADSs to be sold in the ADS offering on the New York Stock Exchange. For a period of approximately seven business days after the closing date, owners of the ADSs offered by this prospectus will not be able to withdraw the underlying shares from our ADS facility. Until the expiration of this seven-business day period, the ADSs offered by this prospectus are expected to trade on the New York Stock Exchange under the temporary symbol “AUO Pr”. See “Description of American Depositary Shares” in this prospectus.

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the relevant offerings. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs from us. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing additional ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the overallotment option granted them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids or purchases of ADSs made by the underwriters in the open market prior to the completion of the offerings.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased ADSs sold by, or for the account of, such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the ADSs and may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

The underwriters or their respective affiliates may, for their own accounts, enter into asset swaps, credit derivatives or other derivative transactions relating to the ADSs and/or shares in secondary market transactions. If such transactions are entered into, the underwriters may hold long or short positions in the ADSs, shares and/or derivatives. No disclosure will be made of any such positions. The underwriters or their respective affiliates may purchase the ADSs and be allocated the ADSs for asset management and/or proprietary purposes and not with a view to distribution. Such purchases in aggregate are expected to account for less than 10% of the overall offering size of offering.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of these liabilities.

Purchasers of the ADSs offered in this offering may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page of this prospectus.

This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the ADSs, including sales of ADSs initially sold by the underwriters in this offering being made outside of the United States, to persons located in the United States.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking activities and other commercial dealings in the ordinarily course of business with us. They have received customary fees and commissions for these transactions.

Goldman Sachs International is acting as the global coordinator and sole bookrunner for the offering.

FORWARD-LOOKING STATEMENTS

This prospectus and information incorporated by reference contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition, or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. The words “anticipate”, “believe”, “expect”, “intend”, “plan”, “estimate” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things and not limited to, the cyclical nature of our industry, our dependence on introducing new products on a timely basis, our dependence on growth in the demand for our products, our ability to compete effectively, our ability to expand successfully our capacity, our ability to acquire sufficient raw materials and key components, our dependence on key personnel, general economic and political conditions, including those related to the TFT-LCD industry, possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict, fluctuations in foreign currency exchange rates, and other factors. For a discussion of these risks and other factors, please see the “Risk Factors” in this prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a company limited by shares and incorporated under the ROC Company Law. All of our directors, executive officers and supervisors and some of the experts named in this prospectus are residents of the ROC and substantially all of the assets of our company and such persons are located in the ROC. As a result, it may be difficult for investors to enforce judgments obtained outside the ROC against us or such persons in the ROC, including those predicated upon the civil liability provisions of the federal securities laws of the United States. Any final judgment obtained against us in any court other than the courts of the ROC in respect of any legal suit or proceeding arising out of or relating to the ADSs or our shares will be enforced by the courts of the ROC without further review of the merits only if the court of the ROC in which enforcement is sought is satisfied that:

•	the court rendering the judgment had jurisdiction over the subject matter according to the laws of the ROC;

•	the proceedings and judgment were not contrary to the public order or good morals of the ROC;

•	if we did not appear in the proceedings in such court, process was duly and timely served either on us within the jurisdiction of such court or with the assistance of the judicial authorities of the ROC;

•	judgments of the courts of the ROC would be recognized and enforceable in the jurisdiction of the court rendering the judgment on a reciprocal basis; and

•	the judgment was a final judgment for which the period for appeal had expired or from which no appeal could be taken.

However, we have been advised by our ROC counsel that there is no precedent as to whether a judgment of a United States court predicated upon the United States federal securities laws would be enforceable in the ROC. We have also been advised by our ROC counsel that in their opinion, if any cause of action brought in a ROC court is based solely on a foreign statutory right, such as rights provided to investors under the Securities Act, it is doubtful that an investor would have the right to pursue such an action in the ROC courts.

A party seeking to enforce a foreign judgment in the ROC would, except under limited circumstances, be required to obtain foreign exchange approval from the Central Bank of China for the remittance out of the ROC of any amounts recovered in respect of such judgment denominated in a currency other than NT dollars.

AVAILABLE INFORMATION

We have filed a Registration Statement on Form F-3 relating to the securities offered by the prospectus with the SEC. This prospectus is a part of that registration statement which includes additional information. A related registration statement on Form F-6 has also been filed with the SEC to register the ADSs. You should refer to these registration statements and their respective exhibits and schedules if you would like to find out more about us and about the ADSs or the common shares represented by the ADSs.

We file annual reports on Form 20-F and periodic reports on Form 6-K with the SEC. You may read and copy this information at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-

SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov. The SEC website contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. We are required to file annual reports on Form 20-F and submit reports on Form 6-K and other information with the SEC through the EDGAR system.

We furnish to Citibank, N.A., as depositary of the ADSs, copies of the reports we provide to the SEC. When the depositary receives these reports, it will upon our request promptly provide them to all holders of record of ADSs. We also furnish the depositary with all notices of shareholders’ meetings and other reports and communications that we make generally available to our shareholders. The depositary will arrange for the mailing of these documents to holders of ADSs if so required by the deposit agreement for the ADSs or if we so request. Please see “Description of American Depositary Shares” in this prospectus for further details on the responsibilities of the depositary.

INCORPORATED DOCUMENTS

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Any information that we file later with the SEC and that is deemed or identified by us as being incorporated by reference will automatically update information in this prospectus. In all such cases, you should rely on the later information over different information included in this prospectus.

This prospectus incorporates by reference the following documents:

•	our 2003 20-F, or any amendment thereto, to the extent the information in that report or amendment has not been updated or superseded by this prospectus;

•	any annual report on Form 20-F filed by us with the SEC subsequent to the date hereof and prior to the termination of this offering; and

•	any report on Form 6-K submitted by us to the SEC subsequent to the date hereof prior to the termination of this offering and identified by us as being incorporated by reference into this prospectus.

These documents are available to the public from the SEC’s website at www.sec.gov. We will also furnish to each person, including any beneficial owner, to whom a prospectus for this offering is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may request this information, at no cost, by writing or telephoning us at 1 Li-Hsin Road 2, Hsinchu Science Park, Hsinchu, Taiwan, ROC, Attention: Finance Division, telephone number: 886-3-563-2939.

LEGAL MATTERS

Certain legal matters in connection with the offered ADSs will be passed upon for us by Davis Polk & Wardwell as to matters of United States and New York State law. The underwriters are being represented by Simpson Thacher & Bartlett LLP regarding matters of United States Federal securities and New York State law. The validity of the shares will be passed upon for us by Russin & Vecchi, Taipei, Taiwan. The underwriters are being represented by Chen & Lin Attorney-at-Law regarding matters of ROC law.

EXPERTS

The consolidated financial statements as of December 31, 2002 and 2003, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference in this prospectus in reliance upon the report of KPMG Certified Public Accountants, independent accountants, and upon the authority of said firm as experts in accounting and auditing.

The offices of KPMG are located at 6th Floor, No. 156, Section 3, Min Sheng East Road, Taipei, ROC.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

AU Optronics Corp.

30,000,000 American Depositary Shares

Representing 300,000,000 Common Shares

Goldman Sachs International

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.    Indemnification of Directors and Officers

The relationships between the registrant and its directors, supervisors and officers are governed by the Republic of China Civil Code, the Republic of China Company Law and the registrant’s articles of incorporation. There is no written agreement between the registrant and its directors, supervisors and officers governing the rights and obligations of such parties. Each person who was or is party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was the registrant’s director, supervisor or officer, in the absence of willful misconduct or negligence on the part of such person in connection with such person’s performance of duties as a director, supervisor or officer, as the case may be, may be indemnified and held harmless by the registrant to the fullest extent permitted by applicable law. However, it is currently unclear under the Republic of China law whether the registrant is obligated to indemnify and hold harmless such directors, supervisors and officers for liabilities incurred in a suit brought under the federal securities laws of the United States.

Item 9.    Exhibits

Exhibits	Description

1.1*	Form of Underwriting Agreement.

4.1	Deposit Agreement, dated as of May 29, 2002, among AU Optronics Corp., Citibank, N.A., as depositary, and Holders and Beneficial Owners of American depositary shares evidenced by American depositary receipts issued thereunder, including the form of American depositary receipt. (incorporated herein by reference to Exhibit 2.1 of the registrant’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

5.1	Form of Opinion of Russin & Vecchi, ROC counsel to AU Optronics Corp., as to the validity of the shares.

8.1	Form of Opinion of Russin & Vecchi, ROC counsel to AU Optronics Corp., as to ROC tax matters (included in Exhibit 5.1).

23.1	Consent of KPMG Certified Public Accountants.

23.2	Consent of Russin & Vecchi (included in Exhibit 5.1).

23.3	Consent of Davis Polk & Wardwell.

24.1	Powers of Attorney (filed on the signature page hereto).

*	To be filed by amendment.

Item 10.    Undertakings

(a)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Taipei, Taiwan, Republic of China, on May 6, 2004.

AU OPTRONICS CORP.

By:	/s/ KUEN-YAO (K.Y.) LEE
Name: Title:	Kuen-Yao (K.Y.) Lee Chairman and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Kuen-Yao (K.Y.) Lee and Max Cheng, and either of such persons acting alone, as his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto, (ii) act on, sign and file with the Securities and Exchange Commission any registration statement relating to this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, (iii) act on, sign and file with the Securities and Exchange Commission any exhibits to such registration statement or pre-effective or post-effective amendments, (iv) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection there with, (v) act on and file any supplement to any prospectus included in this registration statement or any such amendment and (vi) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agents, proxies and attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or appropriate to be done (including any prospectus included in this registration statement), as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact, any of them or any of his, her or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ KUEN-YAO (K.Y.) LEE Kuen-Yao (K.Y.) Lee	Chairman and Chief Executive Officer	May 6, 2004

/s/ HSUAN BIN (H.B.) CHEN Hsuan Bin (H.B.) Chen	Director	May 6, 2004

/s/ PO-YEN LU Po-Yen Lu	Director	May 6, 2004

/s/ HUI HSIUNG Hui Hsiung	Director	May 6, 2004

/s/ HSI-HUA SHEAFFER LEE Hsi-Hua Sheaffer Lee	Director	May 6, 2004

Signature	Title	Date

/s/ MAX CHENG Max Cheng	Chief Financial Officer and Chief Accounting Officer	May 6, 2004

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of AU Optronics Corp., has signed this Registration Statement and any amendment thereto in the City of Newark, State of Delaware, on May 6, 2004.

PUGLISI & ASSOCIATES

By:	/s/ DONALD J. PUGLISI
Name: Title:	Donald J. Puglisi Managing Director

EXHIBIT INDEX

Exhibits	Description

1.1*	Form of Underwriting Agreement.

4.1	Deposit Agreement, dated as of May 29, 2002, among AU Optronics Corp., Citibank, N.A., as depositary, and Holders and Beneficial Owners of American depositary shares evidenced by American depositary receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit 2.1 of the registrant’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

5.1	Form of Opinion of Russin & Vecchi, ROC counsel to AU Optronics Corp., as to the validity of the common shares.

8.1	Form of Opinion of Russin & Vecchi, ROC counsel to AU Optronics Corp., as to ROC tax matters (included in Exhibit 5.1).

23.1	Consent of KPMG Certified Public Accountants.

23.2	Consent of Russin & Vecchi (included in Exhibit 5.1).

23.3	Consent of Davis Polk & Wardwell.

24.1	Powers of Attorney (filed on the signature page hereto).

*	To be filed by amendment.